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As filed with the Securities and Exchange Commission on December 22, 2003

Registration No. 333-103871

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO.2
TO
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GILEAD SCIENCES, INC.
(Exact name of registrant as specified in its charter)

Delaware	94-3047598
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

333 LAKESIDE DRIVE
FOSTER CITY, CA 94404
(650) 574-3000
(Address, including zip code, and telephone number, including area code of Registrant's principal executive offices)

JOHN F. MILLIGAN
EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
GILEAD SCIENCES, INC.
333 LAKESIDE DRIVE, FOSTER CITY, CALIFORNIA 94404
(650) 574-3000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

KENNETH L. GUERNSEY JAMIE E. CHUNG COOLEY GODWARD LLP ONE MARITIME PLAZA, 20th FLOOR SAN FRANCISCO, CALIFORNIA 94111 (415) 693-2000	GREGG H. ALTON, ESQ. GENERAL COUNSEL GILEAD SCIENCES, INC. 333 LAKESIDE DRIVE, FOSTER CITY, CALIFORNIA 94404 (650) 574-3000

        Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

        If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

The information in this prospectus is not complete and may be changed. The selling security holders may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject To Completion, Dated December 22, 2003

PROSPECTUS

GILEAD SCIENCES, INC.

$345,000,000

2% Convertible Senior Notes due December 15, 2007 and
Shares of Common Stock Issuable upon Conversion of the Notes

        This prospectus covers resales by selling securityholders of our 2% Convertible Senior Notes due December 15, 2007 and shares of our common stock into which the notes are convertible. The notes have the following provisions:

  •
  the holders of the notes may convert the notes into shares of our common stock at any time at a conversion price of $47.00 per share which is equivalent to a conversion rate of 21.2766 shares per each $1,000 principal amount of notes, subject to adjustment in specified events;

  •
  we may redeem the notes on or after December 20, 2005 at the prices described in this prospectus or earlier if the price of our common stock reaches certain levels;

  •
  holders may require us to purchase the notes upon a change in control;

  •
  we will pay interest on the notes on June 15 and December 15 of each year, and the first interest payment will be made on June 15, 2003; and

  •
  the notes are senior, unsecured obligations of Gilead that rank senior to our 5% convertible subordinated notes due 2007 and will rank equal in right of payment with any existing and future unsecured and unsubordinated indebtedness.

        Prior to this offering, the notes have been eligible for trading on the PORTAL Market of the Nasdaq Stock Market. Notes sold by means of this prospectus are not expected to remain eligible for trading on the PORTAL Market. We do not intend to list the notes for trading on any national securities exchange or on the Nasdaq National Market.

        Our common stock currently trades on the Nasdaq National Market under the symbol "GILD." The last reported sale price on December 19, 2003 was $59.40 per share.

        See "Risk Factors" beginning on page 4 of this prospectus to read about factors you should consider before buying the notes or our common stock.

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is

i

SUMMARY

        To fully understand this offering and its consequences to you, you should read the entire prospectus carefully, including the "Risk Factors" section and the documents that we incorporate by reference into this prospectus, before making an investment decision.

Gilead Sciences, Inc.

        Gilead Sciences, Inc. is a biopharmaceutical company that discovers, develops and commercializes therapeutics to advance the care of patients suffering from life-threatening diseases worldwide. We have seven products that are currently marketed in the U.S., six of which are also marketed in other countries worldwide. Our research and clinical programs are focused on anti-infectives, including antivirals and antifungals. We endeavor to grow our existing portfolio of products through proprietary clinical development programs, internal discovery programs and an active product acquisition and in-licensing strategy.

Our Products

  •
  Viread is approved for sale and is sold in the U.S. by our U.S. commercial team for use in combination with other antiretroviral agents for the treatment of HIV infection. Viread is also sold internationally by our international commercial teams, including in the European Union and Australia.

  •
  Emtriva is approved for sale in the U.S. and the European Union for the treatment of HIV infection. Emtriva is indicated, in combination with other antiretroviral agents, for the treatment of HIV-1 infection in adults. We are currently developing a fixed-dose combination of Viread and Emtriva.

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  AmBisome is approved for sale and is sold in more than 45 countries for the treatment of life-threatening fungal infections and in some of these countries for prevention of such infections. We market AmBisome in the major countries of Europe and co-promote AmBisome in the U.S. with Fujisawa Healthcare, Inc. ("Fujisawa").

  •
  Hepsera is approved for sale and is sold in the U.S. by our U.S. commercial team for the treatment of chronic hepatitis B. Hepsera received marketing approval in the European Union in March 2003 and has been launched in the UK, Germany, France and Spain. Additional launches throughout the European Union are expected to occur in 2004.

  •
  Tamiflu is approved for sale and is sold by our corporate partner Hoffmann-La Roche ("Roche") in more than 60 countries, including the U.S. and the European Union, for the prevention and treatment of influenza.

  •
  Vistide is approved for sale and is sold in the U.S. by our U.S. commercial team, and by Gilead's ex-U.S. partner, Pfizer Inc. ("Pfizer") (formerly Pharmacia Corporation), in 25 countries for the treatment of cytomegalovirus ("CMV") retinitis in patients with AIDS.

  •
  DaunoXome is approved for sale and is sold in more than 20 countries for the treatment of AIDS-related Kaposi's sarcoma. It is sold in the U.S. by our U.S. commercial team and by independent distributors abroad.

        During the nine months ended September 30, 2003, we had total revenues of $604.3 million and an operating loss of $246.7 million. The nine-month operating loss was primarily due to a non-recurring charge of $488.6 million for in-process research and development relating to our acquisition of Triangle Pharmaceuticals, Inc. Sales of Viread during the nine months ended September 30, 2003 were $389.7 million, or 64% of our total revenues, and AmBisome sales and royalties were $152.6 million, or 25% of our total revenues. The year ended December 31, 2002 was our first full year of operating profitability. In 2002, we had revenues of $427.2 million from sales of and royalties on Viread and AmBisome. Of this amount, sales of Viread generated aggregate product sales and royalty revenues of $225.8 million, or 48% of our total revenues, and AmBisome generated aggregate product sales and royalty revenues of $201.4 million, or 43% of our total revenues. We had revenues from sales of, and royalties on, all our products in the U.S. of $206.4 million in 2002, $53.3 million in 2001 and $30.5 million in 2000. Outside of the U.S., we had revenues from sales of, and royalties on, all of our products of $237.9 million in 2002, $160.7 million in 2001 and $143.6 million in 2000. At September 30, 2003, our accumulated deficit was approximately $646.2 million including the impact of the $488.6 million non-recurring charge for in-process research and development.

        Our principal executive offices are located at 333 Lakeside Drive, Foster City, CA 94404 and our telephone number is (650) 574-3000. Our European headquarters are in Paris, France. We were incorporated in Delaware on June 22, 1987.

The Notes

Maturity	The notes will mature on December 15, 2007.
Interest
We will pay interest at 2.00% per annum on the principal amount of the notes, payable semi-annually in arrears in cash on June 15 and December 15 of each year, commencing June 15, 2003. The first interest payment will include interest from December 18, 2002.
Conversion
You may convert the notes into shares of our common stock at a conversion rate of 21.2766 shares of common stock per $1,000 principal amount of notes, which is equivalent to a conversion price of $47.00 per share of common stock. The conversion rate is subject to adjustment in certain events.

You may convert the notes at any time before the close of business on the maturity date, unless we have previously redeemed or repurchased the notes. Holders of notes called for redemption or repurchase will be entitled to convert the notes up to and including the second business day prior to the date fixed for redemption or repurchase, as the case may be. See "Description of the Notes—Conversion Rights" on page 21.
Ranking
The notes are senior unsecured obligations that rank senior to our 5% convertible subordinated notes and rank equal in right of payment with any existing and future unsecured and unsubordinated indebtedness. The indenture under which the notes were issued does not restrict us from incurring additional senior or other indebtedness and other liabilities by us or any of our subsidiaries. See "Description of the Notes—General" on page 18.
Provisional Redemption
We may redeem the notes in whole or in part at any time after June 20, 2004 but prior to December 20, 2005 at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest to the redemption date if: (1) the closing price of our common stock on The Nasdaq National Market has exceeded 150% of the conversion price for at least 20 trading days in any consecutive 30-day trading period ending on the trading day prior to the mailing of the notice of redemption; and (2) the shelf registration statement covering resales of the notes and the common stock is effective and is expected to remain effective and available for use for the 30 days following the redemption date, unless registration is no longer required. If we redeem notes under these circumstances, we will make an additional payment on the redeemed notes equal to $60.00 per $1,000 principal amount of notes, less the amount of any interest actually paid or accrued and unpaid on the note. We may make these additional payments, at our option, in cash or our common stock or a combination thereof. We must make these payments on all notes called for redemption, including notes converted after the date we mailed the notices. See "Description of the Notes—Provisional Redemption by Gilead" on page 23.
Optional Redemption by Us
At any time or from time to time on or after December 20, 2005, we may redeem some or all of the notes at the declining redemption prices listed herein, plus accrued interest. See "Description of Notes—Optional Redemption by Gilead" on page 24.

Repurchase at Holder's Option upon a Change in Control
You may require us to repurchase your notes upon a change in control at 100% of the principal amount of the notes, plus accrued and unpaid interest. We may pay the repurchase price in cash, or, at our option, in common stock or a combination of cash and common stock. If we pay the repurchase price in common stock, the common stock will be valued at 95% of the average closing sales price of the common stock on The Nasdaq National Market for the five consecutive trading days ending on the third trading day prior to the repurchase date. See "Description of the Notes—Repurchase at Option of Holders Upon a Change in Control" on page 25.
Events of Default
The following will be events of default under the indenture for the notes: we fail to pay the principal of or any premium on any note when due; we fail to pay any interest or any liquidated damages on any note when due, which failure continues for 30 days; we fail to provide notice of a change in control; we fail to perform any other covenant in the indenture and that failure continues for 60 days after written notice to us by the trustee or the holders of at least 25% in aggregate principal amount of outstanding notes; we fail to pay when due at its stated maturity, or acceleration thereof, any indebtedness for money borrowed by us or any of our significant subsidiaries in excess of $75.0 million and such indebtedness is not discharged, or the acceleration is not annulled, within 30 days after written notice to us by the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes; and events of bankruptcy, insolvency or reorganization specified in the indenture. See "Description of the Notes—Events of Default" on page 27.
Use of Proceeds	We will not receive any proceeds from the sale of the notes or the shares of common stock offered by this prospectus. See "Selling Securityholders" on page 41.

RISK FACTORS

        Our business faces significant risks. You should carefully consider the following risk factors, in addition to the other information included or incorporated by reference in this prospectus, before purchasing our securities. These risks may not be the only risks we face. Additional risks that we do not yet know of or that we currently think are immaterial also may impair our business. You could lose all or part of your investment if any of the following risks actually occurs.

Risks Related to Our Business

Substantially all of our revenues are derived from sales of two products. If we are unable to maintain or continue growing sales of Viread or to maintain sales of AmBisome our results of operations may be adversely affected.

        We are currently dependent on sales of our two lead products, Viread and AmBisome, to support our existing operations. Together these products accounted for approximately 90% of our total revenues for the nine months ended September 30, 2003. If we are unable to continue growing Viread revenues or to maintain AmBisome sales, our results of operations are likely to suffer and we may need to scale back our operations. Viread product sales for the year ended December 31, 2002 and the nine months ended September 30, 2003 were $225.8 million, or 48%, and $389.7 million, or 64%, of our total revenues, respectively. AmBisome product sales and royalties for the year ended December 31, 2002 and the nine months ended September 30, 2003 were $201.4 million, or 43%, and $152.6 million or 25%, of our total revenues respectively. We may not be able to maintain the growth rate of Viread or the current sales level of AmBisome for the reasons stated in this risk factor section and, in particular, the following:

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  We face significant competition from businesses that have substantially greater resources than we do. For example, during the quarter ended March 31, 2003, we experienced our first quarter of declining sales volumes for AmBisome due in part to the introduction of new European competitors. On a volume basis, AmBisome sales decreased by 5% in Europe in the first nine months of 2003 compared to the first nine months of 2002.

  •
  As Viread is used over a longer period of time and additional studies are conducted, new issues with respect to safety, resistance and interactions with other drugs may arise which could cause us to provide additional warnings on our labels, narrow our approved indications or halt sales of a product, each of which could reduce our revenues.

  •
  As a product matures, private insurers and government reimbursers may reduce the amount they will reimburse patients for these products which will increase pressure on us to reduce prices. For example, authorities in Italy have recently reduced the amount of reimbursement they will provide for patients using Viread and we expect similar reductions in France and Germany in 2004.

If we fail to commercialize new products or expand the indications for existing products, our prospects for future revenues and stock price may be adversely affected.

        If we do not introduce new products or increase revenues from our existing products, we may not be able to grow our revenues. In order to expand our products, we have recently begun marketing Hepsera for the treatment of hepatitis B, and have recently received marketing approval of emtricitabine for the treatment of HIV under the name Emtriva in the United States and in the European Union. We intend to develop a co-formulation of tenofovir with emtricitabine. Failure to achieve any of these objectives when expected, or at all, may have a material adverse effect on our business and results of operations. We may not be able to achieve these objectives for the following reasons:

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  Hepsera is a new drug and faces a competitive marketplace in which we have less experience than established competitors. For example, Hepsera primarily competes with lamivudine in the United States and with interferon-alfa 2b in the European hepatitis B market. Hepsera's primary advantage over lamivudine is that patients have so far been less likely to develop resistance to Hepsera than they have to lamivudine. However, lamivudine has been on the market longer than Hepsera and lamivudine's resistance problems did not surface until after the product was marketed. Hepsera may not continue to show superior resistance properties to lamivudine. Hepsera's primary advantages over interferon-alfa 2b are greater safety, tolerability and oral dosing. Newer versions of interferon (pegylated-interferon) are under development and may prove to be safer, more tolerable and offer once-weekly injectable dosing. Marketing a treatment for hepatitis B is also difficult since many infected individuals are not diagnosed and there is not a consensus among physicians as to the appropriate methods of treatment.

  •
  A physical combination of emtricitabine with tenofovir may not be technically feasible or cost-effective. In addition, we may not be able to develop a chemistry, manufacturing and bioequivalence package that shows the co-formulated tablet gives the same exposure to tenofovir and emtricitabine as the two drugs given individually that will support regulatory approval.

  •
  We may not be able to complete a clinical study that shows that the co-formulation of emtricitabine and tenofovir is biologically equivalent to emtricitabine and tenofovir administered together as separate formulations. We have not completed stability studies necessary to support approval of a co-formulation of tenofovir and emtricitabine.

        If we fail to increase our sales of Hepsera or if we do not obtain regulatory approval and successfully market a co-formulation of emtricitabine and tenofovir, we may not be able to increase revenues and expand our research and development efforts.

If significant safety issues arise for our marketed products, our sales may decline, which would adversely affect our results of operations.

        The data that support the marketing approvals for our products, including Viread, AmBisome, Hepsera and Emtriva (emtricitabine) and that form the basis for the safety warnings in our product labels, were obtained in controlled clinical trials of limited duration, and, in the case of Viread, from limited post-approval use. Following approval, these products are and will be used over longer periods of time in many patients taking numerous other medicines, who have underlying health problems and who will not be monitored for dosing compliance. If new safety issues are reported in post-marketing use and we cannot rule out the contributory role of our products, we may be required to provide additional warnings on our labels or narrow our approved indications, each of which could reduce the market acceptance of these products. For example, while we did not observe kidney toxicity in our clinical trials of Viread, kidney toxicity has been reported with post-approval use of Viread and the Viread label has been updated to include this warning. If serious safety issues with our marketed products were to arise, sales of these products could be halted by us or by regulatory authorities. In 1999, we discontinued development of adefovir dipivoxil 60 mg for treatment of HIV infection due to concerns about kidney toxicity arising from our studies. The 10 mg dose of adefovir dipivoxil used in Hepsera has not been associated with significant kidney toxicity in our clinical trials to date, other than in patients who have pre-existing kidney problems or who are taking drugs known to cause kidney toxicity. However, kidney toxicity may develop in the broader hepatitis B patient population.

Our operations depend on compliance with complex FDA and comparable international regulations. Failure to obtain broad approvals on a timely basis or to achieve continued compliance could delay commercialization of our products.

        The products that we develop must be approved for marketing and sale by regulatory authorities and will be subject to extensive regulation by the FDA and comparable regulatory agencies in other countries. We are continuing clinical trials for AmBisome, Viread, Hepsera and Emtriva for currently approved and additional uses. We anticipate that we will file for marketing approval of additional products over the next several years. These products may fail to receive marketing approval on a timely basis, or at all. For example, Hepsera may not be approved by regulatory authorities in countries other than the U.S. and the European Union, and, if approved in these other countries, the marketing approvals may significantly limit its use. Also, our current filing strategy for a co-formulation of tenofovir and emtricitabine is based on data from completed studies: if the FDA requires additional pivotal studies for a combination product our regulatory filing will be delayed. Regulatory authorities outside of the U.S. and the European Union may not approve emtricitabine for treatment of HIV because it does not have sufficient efficacy advantages over a currently marketed lamivudine product. We also may not be able to obtain the regulatory approvals necessary to expand our commercial efforts into new markets. These failures, delays or limitations, as well as other regulatory changes, actions and recalls, could delay commercialization of any products and adversely affect our results of operations.

        In addition, our marketed products and how we sell these products are subject to extensive regulation and review. Later discovery of previously unknown problems with our products or problems with our promotional activities may result in restrictions on our products, including withdrawal of the products from the market. For example, on August 7, 2003, the FDA issued a written warning concerning our promotional activities of Viread. If we fail to comply with applicable regulatory requirements, we could be subject to penalties including fines, suspensions of regulatory approvals, product recalls, seizure of products and criminal prosecution. In addition, we have been named in a multi-party lawsuit alleging that we inflated the reimbursement rates under the Medicaid Program of certain pharmaceuticals we manufacture.

Results of clinical trials are uncertain and may not support continued development of a product pipeline, which would adversely affect our prospects for future revenue growth.

        We are required to demonstrate the safety and effectiveness of products we develop in each intended use through extensive preclinical studies and clinical trials. The results from preclinical and early clinical studies do not always accurately predict results in later, large-scale clinical trials. Even successfully completed large-scale clinical trials may not result in marketable products. A number of companies in our industry have suffered setbacks in advanced clinical trials despite promising results in earlier trials. For example, in 1999 the FDA denied approval of adefovir dipivoxil (60 mg), a drug developed by Gilead for the treatment of HIV, based on concerns regarding kidney toxicity. We may in the future seek clinical development of similar compounds that also have the potential for kidney toxicity. If any of our products under development fail to achieve their primary endpoint in clinical trials or if safety issues arise, commercialization of that drug candidate could be delayed or halted.

Manufacturing problems could delay product shipments and regulatory approvals, which may adversely affect our results of operations.

        We depend on third parties to perform manufacturing activities effectively and on a timely basis. If these third parties fail to perform as required, this could impair our ability to deliver our products on a timely basis or cause delays in our clinical trials and applications for regulatory approval, and these events could harm our competitive position. The manufacturing process for pharmaceutical products is highly regulated, and regulators may shut down manufacturing facilities that they believe do not comply with regulations. The FDA's current Good Manufacturing Practices are extensive regulations governing manufacturing processes, stability testing, record-keeping and quality standards. In addition, our manufacturing operations are subject to routine inspections by regulatory agencies and similar regulations are in effect in other countries.

        For Viread, Hepsera, Vistide and Emtriva, we rely on third parties for the manufacture of bulk drug substance and final drug product for clinical and commercial purposes. In addition, Roche is responsible for manufacturing Tamiflu. These third-party manufacturers may develop problems over which we have no control and these problems may adversely affect our business. For example, our corporate partner Roche is responsible for manufacturing Tamiflu. In January 2002, Roche announced that due to production problems the liquid suspension form of Tamiflu approved for treatment of children as young as one year old was not available. These production issues did not affect availability of the capsule form of Tamiflu for adults and adolescents 13 years and older. In Japan, where the 2002-2003 flu season was particularly severe, Roche's sublicensee, Chugai Corporation, was unable to meet heightened demand satisfactorily. In January 2003, Chugai issued a press release attributing this failure, in part, to manufacturing problems. These problems in Japan have reduced the net sales on which our royalty with Roche is based. In November 2003 Chugai announced a recall of Tamiflu which may also result in reduced sales in Japan for the 2003-2004 flu season.

        We manufacture AmBisome and DaunoXome at our facilities in San Dimas, California. These are our only formulation and manufacturing facilities in the U.S. We own a manufacturing facility in Ireland that performs certain quality control testing, labeling and packaging. In addition, we use third parties as alternate contract suppliers to fill and freeze dry certain batches of product. In the event of a natural disaster, including an earthquake, equipment failure, strike or other difficulty, we may be unable to replace this manufacturing capacity in a timely manner and would be unable to manufacture AmBisome and DaunoXome to meet market needs.

We may not be able to obtain materials necessary to manufacture our products, which could limit our ability to generate revenues.

        Many of the materials that we utilize in our operations are made at only one facility. For example, we depend on single suppliers for high quality amphotericin B, daunorubicin HCl, distearoylphosphatidylcholine and high quality cholesterol, each of which is used in the manufacture of one or more of our liposomal products. Because the suppliers of key components and materials must be named in the new drug application filed with the FDA for a product, significant delays can occur if the qualification of a new supplier is required. If supplies from our suppliers were interrupted for any reason, we may be unable to ship Viread, AmBisome, Hepsera, Emtriva, Vistide or DaunoXome, or to supply any of our products in development for clinical trials.

We may need to develop additional manufacturing capacity for our existing and future products, which will increase our expenses.

        We have evaluated in the past, and continue to evaluate, the feasibility of acquiring manufacturing capabilities to support the production of our products, principally Viread and Emtriva. These facilities may be required to increase production capacities in order to support clinical trials and to produce such products for commercial sale at an acceptable cost. We have not manufactured these products in the past. Developing these technological capabilities and building or purchasing a facility will increase our expenses with no guarantee that we will be able to recover our investment in our manufacturing capabilities.

We depend on relationships with other companies for sales and marketing performance and revenues. Failure to maintain these relationships would negatively impact our business.

        We rely on a number of significant collaborative relationships with major pharmaceutical companies for our sales and marketing performance. These include collaborations with Fujisawa and Sumitomo for AmBisome, GlaxoSmithKline ("GSK") for Hepsera, Roche for Tamiflu, Pfizer for Vistide and Japan Tobacco Corporation for Viread and Emtriva. In certain countries, we rely on international distributors for sales of AmBisome and Viread and in some European countries, we intend to rely only on international distributors for sales of Hepsera. Some of these relationships also involve the clinical development of these products by our partners. Reliance on collaborative relationships poses a number of risks, including:

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  we will not be able to control whether our corporate partners will devote sufficient resources to our programs or products;

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  disputes may arise in the future with respect to the ownership of rights to technology developed with corporate partners;

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  disagreements with corporate partners could lead to delays in or termination of the research, development or commercialization of product candidates, or result in litigation or arbitration;

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  contracts with our corporate partners may fail to provide significant protection or may fail to be effectively enforced if one of these partners fails to perform;

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  corporate partners have considerable discretion in electing whether to pursue the development of any additional products and may pursue alternative technologies or products either on their own or in collaboration with our competitors;

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  corporate partners with marketing rights may choose to devote fewer resources to the marketing of our products than they do to products of their own development; and

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  our distributors and corporate partners may be unable to pay us.

        Given these risks, there is a great deal of uncertainty regarding the success of our current and future collaborative efforts. If these efforts fail, our product development or commercialization of new products could be delayed or revenue from existing products, including Viread, Hepsera, AmBisome and Tamiflu, could decline.

        Under our April 2002 licensing agreement with GSK, we gave GSK the right to control clinical and regulatory development and commercialization of Hepsera in territories including Asia, Africa and Latin America. These include major markets for Hepsera, such as China, Japan, Taiwan and Korea. The success of Hepsera in these territories will depend almost entirely on the efforts of GSK. In this regard, GSK promotes Epivir—HBV, a product that competes with Hepsera. Consequently, GSK's marketing strategy for Hepsera may be influenced by its promotion of Epivir—HBV. We receive royalties from GSK equal to a percentage of net sales made by GSK. If GSK fails to devote sufficient resources to, or does not succeed in developing or commercializing Hepsera in its territories, our potential revenues from sales of Hepsera may be substantially reduced.

Expenses associated with clinical trials and sales fluctuations as a result of inventory levels held by wholesalers may cause our earnings to fluctuate, which could adversely affect our stock price.

        The clinical trials required for regulatory approval of our products are extremely expensive. It is difficult to accurately predict or control the amount or timing of these expenses from quarter to quarter. Uneven and unexpected spending on these programs may cause our operating results to fluctuate from quarter to quarter. In addition, a substantial portion of our sales in the United States is conducted with three distributors, Amerisource Bergen Corp., McKesson Corp. and Cardinal

Health, Inc. Inventory levels held by these and other wholesalers may fluctuate significantly which could cause our sales to them and as a result, our operating results, to fluctuate unexpectedly from quarter to quarter. For example, in the quarter ended June 30, 2003, we believe wholesalers built up inventory levels by an estimated $33 to $37 million after reviewing NDC prescription trends, IMS inventory data and actual Viread sales. This inventory build-up was followed by an equivalent inventory reduction during the quarter ended September 30, 2003.

Approximately half of our product sales occur outside the U.S., and currency fluctuations may cause our earnings to fluctuate, which could adversely affect our stock price.

        A significant percentage of our product sales are denominated in foreign currencies. Increases in the value of the U.S. dollar against these foreign currencies in the past have reduced, and in the future may reduce, our U.S. dollar equivalent sales and negatively impact our financial condition and results of operations. Effective January 2002, we began to use foreign currency forward contracts to hedge a percentage of our forecasted international sales, primarily those denominated in the Euro currency. We also hedge a portion of our accounts receivable balances denominated in foreign currencies, which reduces but does not eliminate our exposure to currency fluctuations between the date a sale is recorded and the date that cash is collected. Additionally, to mitigate the impact of currency rate fluctuations on our cash outflows for certain foreign currency-denominated raw materials purchases, we enter into foreign exchange forward contracts to hedge our foreign currency-denominated accounts payable. Although we use forward contracts to reduce the impact of foreign currency fluctuations on our future results, these efforts may not be successful and any such fluctuations could adversely affect our results of operations.

We face credit risks from our European customers that may adversely affect our results of operations.

        We are particularly subject to credit risk from our European customers. Our European product sales to government owned or supported customers in Greece, Spain, Portugal, and Italy are subject to significant payment delays due to government funding and reimbursement practices. Our accounts receivable from government owned or supported customers in these countries totaled $122.4 million as of September 30, 2003. If significant changes were to occur in the reimbursement practices of European governments or if government funding becomes unavailable, we may not be able to collect on amounts due to us from these customers and our results of operations would be adversely affected.

Our plan to supply Viread at our cost to certain developing countries may expose us to liability that would have a material adverse affect on our results of operations and financial condition.

        We are launching a distribution program pursuant to which we will supply Viread at our cost to all countries in Africa and to the 15 other countries designated "Least Developed Countries" by the United Nations. The supply and distribution of drugs in a resource-poor environment is a complicated undertaking. As this program develops, we could face unforeseen challenges and risks, which could give rise to unforeseen liabilities. For example, patients in less developed countries using Viread may not be as closely supervised by a doctor as they would be in more developed nations. Accordingly, there may be an increased likelihood of Viread-related complications going undetected or untreated, which could result in significant liability to Gilead.

Our product revenues could be reduced by imports from countries where our products are available at lower prices.

        Prices for our products are based on local market economics and competition and sometimes differ from country to country. Our sales in countries with relatively higher prices may be reduced if products can be imported into those countries from lower price markets. There have been cases in which pharmaceutical products were sold at steeply discounted prices in the developing world and then re-exported to European countries, where they could be re-sold at much higher prices. If this happens with our products, particularly Viread, which we have agreed to provide at our cost to all countries in Africa and to the 15 other countries designated "Least Developed Countries" by the United Nations, our revenues would be adversely affected.

        In addition, in the European Union, we are required to permit cross border sales. This allows buyers in countries where government-approved prices for our products are relatively high to purchase our products legally from countries where they must be sold at lower prices. Additionally, some U.S. consumers have been able to purchase products, including HIV medicines, from Internet pharmacies in other countries at substantial discounts. Such cross-border sales could adversely affect our revenues.

In some countries, we may be required to grant compulsory licenses for our HIV products or face generic competition for our HIV products.

        In a number of developing countries, government officials and other groups have suggested that pharmaceutical companies should make drugs for HIV infection available at a low cost. In some cases, governmental authorities have indicated that where pharmaceutical companies do not make their HIV drugs available at a low cost, their patents might not be enforceable to prevent generic competition. Some major pharmaceutical companies have greatly reduced prices for HIV drugs in certain developing countries. If certain countries do not permit enforcement of our patents, sales of our products in those countries could be reduced by generic competition. Alternatively, governments in those countries could require that we grant compulsory licenses to allow competitors to manufacture and sell their own versions of our products in those countries, thereby reducing our sales, or we could respond to governmental concerns by reducing prices for our products. In addition to reducing our sales, compulsory licenses may increase the risk of counterfeiting as we would no longer have control over manufacturing and distribution in those markets. In addition, countries such as Canada are considering amending their patent laws to permit the export of otherwise patented products to countries in the developing world. In all of these situations, our results of operations could be adversely affected.

Our existing products are subject to reimbursement from government agencies and other third parties. Pharmaceutical pricing and reimbursement pressures may reduce profitability.

        Successful commercialization of our products depends, in part, on the availability of governmental and third party payor reimbursement for the cost of such products and related treatments. Government health administration authorities, private health insurers and other organizations generally provide reimbursement. Government authorities and third-party payors increasingly are challenging the price of medical products and services, particularly for innovative new products and therapies. This has resulted in lower average sales prices. For example, a majority of our sales of AmBisome, Vistide and DaunoXome, and a significant percentage of our sales of Viread and Hepsera, are subject to reimbursement by government agencies, resulting in significant discounts from list price and rebate obligations. Our business may be adversely affected by an increase in U.S. or international pricing pressures. These pressures can arise from rules and practices of managed care groups, judicial decisions and governmental laws and regulations related to Medicare, Medicaid and health care reform, pharmaceutical reimbursement and pricing in general. In the U.S. in recent years, new legislation has been proposed at the federal and state levels that would effect major changes in the health care system, either nationally or at the state level. These proposals have included prescription drug benefit proposals for Medicare beneficiaries recently passed by Congress. Additionally, some states have enacted health care reform legislation. Further federal and state developments are possible. Our results of operations could be adversely affected by future health care reforms. In Europe, the success of Hepsera, Tamiflu, Emtriva and Viread will also depend largely on obtaining and maintaining government reimbursement because in many European countries, including the United Kingdom and France, patients are reluctant to pay for prescription drugs out of their own pocket. We also expect that the success of our products in development, particularly in Europe, will depend on the ability to obtain reimbursement. Even if reimbursement is available, reimbursement policies may adversely affect our ability to sell our products on a profitable basis.

        In addition, in many international markets, governments control the prices of prescription pharmaceuticals. In these markets, once regulatory marketing approval is received, pricing negotiations with governmental authorities can take twelve months or longer. Some foreign governments have passed, or are considering, legislation to require us to sell our products subject to reimbursement at a mandatory discount. Sales of competing products, attempts to gain market share or introductory pricing programs of our competitors could also require us to lower our prices in these countries, which could adversely affect our results of operations.

We may not be able to obtain effective patents to protect our technologies from use by competitors, and patents of other companies could require us to stop using or pay for the use of required technology.

        Our success will depend to a significant degree on our ability to:

  •
  obtain patents and licenses to patent rights;

  •
  preserve trade secrets; and

  •
  operate without infringing on the proprietary rights of others.

        We have rights to U.S. and foreign issued patents and have filed and will continue to file patent applications in the U.S. and abroad relating to our technologies. There is a risk, however, that patents may not issue from any of these applications or that the patents will not be sufficient to protect our technology. Patent applications are confidential for at least some period of time, sometimes in the U.S. until a patent issues. As a result, we may not know if our competitors filed patent applications for technology covered by our pending applications or if we were the first to invent the technology that is the subject of our patent applications. Competitors may have filed patent applications or received patents and may obtain additional patents and proprietary rights that block or compete with our patents.

        We do not have patent filings in China or certain other Asian countries covering all forms of adefovir dipivoxil, the active ingredient in Hepsera, although we do have applications pending in various Asian countries that relate to various forms and formulations of adefovir dipivoxil. Asia is a major market for therapies for hepatitis B, the indication for which Hepsera has been developed. We may obtain patents for certain products many years before marketing approval is obtained for those products. Because patents have a limited life, which may begin to run prior to commercial sale, the commercial value of the product may be limited. In addition, patents may not provide adequate protection in certain countries in Africa and Asia, including China.

        Our competitors may file patent applications covering our technology. If so, we may have to participate in interference proceedings or litigation to determine the right to a patent. Litigation and interference proceedings are expensive even if successful.

        Our success depends in large part on our ability to operate without infringing upon the patents or other proprietary rights of third parties. If we infringe the patents of others, we may be prevented from commercializing products or may be required to obtain licenses from these third parties. We may not be able to obtain alternative technologies or any required license on reasonable terms or at all. If we fail to obtain such licenses or alternative technologies, we may be unable to develop or commercialize some or all of our products.

        In addition, we use significant proprietary technology and rely on unpatented trade secrets and proprietary know-how to protect certain aspects of our production and other technologies. Our trade secrets may become known or independently discovered by our competitors.

We may face significant liability resulting from our products that may not be covered by insurance and successful claims could materially reduce our earnings.

        The testing, manufacturing, marketing and use of Viread, AmBisome, Hepsera, Emtriva, Tamiflu, Vistide and DaunoXome, as well as products in development, involve substantial risk of product liability claims. These claims may be made directly by consumers, healthcare providers, pharmaceutical companies or others. Although we maintain product liability insurance in the amount of $100 million, a successful product liability claim against us may not be covered by our insurance or could require us to pay amounts beyond that provided by our insurance, either of which could impair our financial condition and our ability to clinically test and to market our products.

Risks Related to the Notes

Our indebtedness and debt service obligations may adversely affect our cash flow.

        Our ability to make payments on and to refinance our debt, including the notes, will depend on our ability to generate sufficient cash. During each of the four years ending December 31, 2001, our operating cash flows were insufficient to cover our fixed charges. While we were able to achieve profitability for the fiscal year ended December 31, 2002, our merger with Triangle Pharmaceuticals, Inc. will reduce our earnings in 2003, and we may not be able to regain and sustain profitability in the future. Our ability to generate sufficient cash flow will depend on increasing sales of our products, collection of receivables and the results of our research and development efforts and other factors, including general economic, financial, competitive, legislative and regulatory conditions, some of which are beyond our control. If we incur additional indebtedness, the related risks that we now face could intensify.

        The following table discloses our aggregate amount of principal and interest payment obligations for each year from 2003 through 2007 under the notes and our 5% convertible subordinated notes as of September 30, 2003. The information in the tables assumes that none of the 2% notes are converted into common stock and that these notes are not redeemed by us, but does take into account the redemption and conversion into common stock of the 5% convertible subordinated notes to be consummated on December 22, 2003. We may incur additional indebtedness beyond that shown in the table. The information in the table assumes that none of the notes are converted into common stock and that these notes are not redeemed by us. We expect to fulfill our principal and interest obligations under the 5% convertible subordinated notes (to the extent not converted prior to the redemption) and the notes with cash derived from our operations and/or additional debt or equity financings. However, we may not be able to generate the funds necessary to fulfill these obligations.

	2003	2004	2005	2006	2007
	(in millions)
Principal and interest obligations	$19.4	$6.9	$6.9	$6.9	$351.9

The notes are unsecured and future indebtedness could effectively rank senior to the notes, which may impair our ability to fulfill our obligations under the notes.

        The notes are unsecured and rank equal in right of payment with our existing and future unsecured and unsubordinated indebtedness. The notes are effectively subordinated to any secured debt to the extent of the value of the assets that secure the indebtedness. The notes are "structurally subordinated" to all indebtedness and other liabilities, including trade payables and lease obligations, of our existing and future subsidiaries. We have no material debt obligations that are senior to the notes. In the event of our bankruptcy, liquidation or reorganization or upon acceleration of the notes, payment on the notes could be less, ratably, than on any secured indebtedness. We may not have sufficient assets remaining to pay amounts due on any or all of the notes then outstanding.

        The indenture governing the notes does not prohibit or limit us from incurring additional indebtedness and other liabilities, or from pledging assets to secure such indebtedness and liabilities. The incurrence of additional indebtedness and in particular the granting of a security interest to secure the indebtedness, could adversely affect our ability to pay our obligations on the notes. We anticipate that from time to time we will incur additional indebtedness in the future.

The notes are not protected by restrictive covenants, which allows us to engage in transactions that may impair our ability to fulfill our obligations under the notes.

        The indenture governing the notes does not contain any financial or operating covenants or restrictions on the payments of dividends, the incurrence of indebtedness or the issuance or repurchase of securities by us or any of our subsidiaries. The indenture contains no covenants or other provisions to afford protection to holders of the notes in the event of a fundamental change involving Gilead except that you may require us to repurchase your notes in the event of a change in control of Gilead. Generally, a change in control occurs when:

  •
  any entity acquires, through merger or other acquisition transaction, 50% or more of our voting stock;

  •
  we merge or consolidate with or into another entity and our voting stock is converted into less than 50% of the voting stock of the surviving entity; or

  •
  we sell, transfer or lease all or substantially all of our assets.

However, a change of control generally does not include a transaction listed above if:

  •
  our common stock price equals or exceeds 105% of the conversion price of the notes at the time of the transaction; or

  •
  the consideration received in a merger or consolidation consists of common equity interests traded on a national securities exchange or the Nasdaq National Market and, as a result of the merger or consolidation, the notes become convertible solely into those common equity interests.

For more specific information as to what constitutes a change of control, please refer to the discussion under "Description of the Notes—Repurchase at Option of Holders Upon a Change in Control" on page 25.

We may be unable to meet the requirements under the indenture to purchase your notes upon a change of control. If this were to occur, you could lose all or part of your investment.

        You may require us to repurchase all or any portion of your notes upon change of control, as that term is described in the immediately preceding risk factor. We may not have sufficient cash funds to repurchase the notes. We may elect, subject to certain conditions, to pay the repurchase price in common stock or a combination of cash and common stock. Although there are currently no restrictions on our ability to pay the repurchase price, future debt agreements may prohibit us from repaying the repurchase price in either cash or common stock. If we were unable to repurchase the notes upon a repurchase event, it would result in an event of default under the indenture. An event of default under the indenture relating to the notes could result in a further event of default under our other then-existing debt. In addition, the occurrence of the repurchase event may be an event of default under our other debt. As a result, we may not be able to fulfill our obligations under the notes and you could lose all or part of your investment.

Because it is unlikely that an active trading market for the notes will develop, you may not be able to sell your notes. You should therefore be prepared to hold the notes until maturity unless you convert them into shares of common stock.

        The notes constitute a new issue of securities for which there is no established trading market. Because the notes will not be listed on the Nasdaq or a national securities exchange, it is unlikely that an active trading market for the notes will develop. If an active market for the notes fails to develop or be sustained, the trading price of the notes could fall. If an active trading market were to develop, the notes could trade at prices that may be lower than the initial offering price of the notes. Whether or not the notes will trade at lower prices depends on many factors, including:

  •
  prevailing interest rates and the markets for similar securities;

  •
  general economic conditions; and

  •
  our financial condition, historic financial performance and future prospects.

        If a trading market does not develop, you may be required to hold the notes to maturity unless you convert them into shares of common stock.

        Goldman Sachs advised us at the time of the initial offering that it intended to make a market in the notes. However, Goldman Sachs is not obligated to make a market in the notes and, to the extent it does make a market in the notes, it may discontinue market-making activity at anytime without notice.

The trading price of our common stock may be subject to significant fluctuations, which may adversely affect the price at which you can sell our common stock should you convert your notes into shares of common stock.

        The trading price of our common stock has been volatile, and may be volatile in the future. The following table sets forth the high and low intraday sale prices of our common stock on the Nasdaq National Market for 2001, 2002 and the first, second and third quarters of 2003:

	High	Low
2001	$36.84	$12.44
2002	40.00	26.08
First Quarter of 2003	43.20	31.24
Second Quarter of 2003	57.37	40.58
Third Quarter of 2003	70.61	53.37

        Factors such as announcements of fluctuations in our or our competitors' operating results, changes in our prospects and market conditions for biotechnology stocks in general could have a significant impact on the future trading prices of our common stock. In particular, the trading prices of the common stock of many biotechnology companies, including our common stock, have experienced extreme price and volume fluctuations, which have at times been unrelated to the operating performance of such companies whose stocks were affected. Some of the factors that may cause volatility in the price of our securities include:

  •
  clinical trial results and regulatory developments;

  •
  fluctuations in operating expenses relating to clinical trials;

  •
  quarterly variations in results;

  •
  business and product market cycles;

  •
  fluctuations in customer requirements;

  •
  the availability and utilization of manufacturing capacity;

  •
  the timing of new product introductions; and

  •
  the ability to develop and implement new technologies.

        The price of our securities may also be affected by the estimates and projections of the investment community, general economic and market conditions, and the cost of operations in our product markets. These factors, either individually or in the aggregate, could result in significant variations in the price of our securities and may have an adverse effect on the trading price of our common stock.

The market price of our common stock could be adversely affected by the substantial number of shares that are eligible for future sale, which could decrease the value of your investment.

        As of November 30, 2003, we had 202,732,522 shares of common stock outstanding, excluding, as of November 30, 2003, 10,178,116 shares issuable upon conversion of our 5% convertible subordinated notes, 22,881,921 shares issuable upon the exercise of options granted under our existing stock option plans, and 7,340,425 shares issuable upon conversion of the notes described in this prospectus. In connection with the redemption of the 5% convertible subordinated notes consummated on December 22, 2003, 10,178,098 shares of Common Stock were issued upon the conversion of the notes. Your ability to profit from converting notes into common stock will be adversely affected if future sales of common stock decrease our common stock price.

FORWARD-LOOKING STATEMENTS

        Some of the statements in this prospectus and the documents incorporated by reference are forward-looking statements. These statements are based on our current expectations, assumptions, estimates and projections about our business and our industry, and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's results, levels of activity, performance or achievement to be materially different from any future results, levels of activity, performance or achievements expressed or implied in or contemplated by the forward-looking statements. Words such as "believe," "anticipate," "expect," "intend," "plan," "will," "may," "should," "estimate," "predict," "potential," "continue," or the negative of such terms or other similar expressions, identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements including statements regarding our future principal and interest obligations under the notes and our 5% convertible subordinated notes and statements relating to the redemption or conversion of our 5% convertible subordinated notes. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of several factors more fully described under the caption "Risk Factors" and in the documents incorporated by reference. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made.

RATIO OF EARNINGS TO FIXED CHARGES

        The following table sets forth the ratio of earnings to fixed charges for each of the last five years and the nine months ended September 30, 2003:

		Year ended December 31,
	Nine Months ended September 30, 2003
		2002	2001	2000	1999	1998
Ratio of earnings to fixed charges(1)	—	4.7	4.1	—	—	—

(1)
The ratio of earnings to fixed charges is computed by dividing income (loss) before provision for income taxes, equity in loss of unconsolidated affiliate and cumulative effect of change in accounting principle plus fixed charges, less capitalized interest, by fixed charges. Fixed charges consist of interest expense, capitalized interest and that portion of rental payments under operating leases we believe to be representative of interest. Earnings were insufficient to cover fixed charges by $21.1 million, $7.8 million, $9.7 million, and $9.9 million for the nine months ended September 30, 2003 and the years ended December 31, 2000, 1999 and 1998, respectively.

USE OF PROCEEDS

        We will not receive any proceeds from the sale of the notes or the shares of common stock offered by this prospectus. See "Selling Securityholders" on page 41.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by us at the SEC's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by contacting the SEC and paying a fee for the copying costs. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. You also may inspect copies of these materials at the reading room of the library of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. Our SEC filings are also available to the public from commercial document retrieval services and at the SEC's web site at "http://www.sec.gov."

        We "incorporate by reference" the information we file with the SEC, which means that we can disclose important information to you by referring you to another document we filed with the SEC. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information.

        We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, after the date of this prospectus but before the end of any offering made under this prospectus:

  •
  our Annual Report on Form 10-K for the fiscal year ended December 31, 2002 filed on March 14, 2003, as amended by Form 10-K/A filed on May 8, 2003 and Form 10-K/A filed on July 1, 2003;

  •
  our Quarterly Reports on Form 10-Q for the periods ended March 31, 2003, June 30, 2003 and September 30, 2003;

  •
  our Current Report on Form 8-K filed on January 29, 2003, as amended by Form 8-K/A filed on March 13, 2003 and Form 8-K/A filed on May 8, 2003, and our Current Reports on Form 8-K filed on October 28, 2003, October 31, 2003 and November 19, 2003;

  •
  the information specifically incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended December 31, 2002 from our definitive proxy statement on Schedule 14A filed on April 7, 2003;

  •
  our registration statement on Form 8-A filed on December 22, 1992; and

  •
  our registration statement on Form 8-A filed on November 23, 1994, as amended by Form 8-A/A filed on October 31, 2003.

        We will furnish without charge to you, upon written or oral request, a copy of any or all of the documents described above, except for exhibits, unless the exhibits are specifically incorporated by reference into the documents. You should direct your requests to: Gilead Sciences, Inc., 333 Lakeside Drive, Foster City, California 94404, Attention: Susan Hubbard, Investor Relations, (650) 574-3000.

        WE HAVE AUTHORIZED NO ONE TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS. YOU SHOULD RELY ONLY ON THE INFORMATION PROVIDED IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE THEREIN. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION.

        THIS PROSPECTUS DOES NOT OFFER TO SELL OR BUY ANY NOTES OR SHARES OF COMMON STOCK IN ANY JURISDICTION WHERE IT IS UNLAWFUL. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS DOCUMENT.

DESCRIPTION OF THE NOTES

        We issued the notes under a document called the "indenture," which was dated as of December 18, 2002. The indenture is a contract between us and J.P. Morgan Trust Company, National Association, who is serving as trustee. New York law governs both the indenture and the notes.

        The following description of the terms is a summary. It summarizes only those portions of the indenture we believe are most important to your decision to invest in the notes. This section does not describe every aspect of the notes. The indenture, and not this summary, defines your rights as a holder of the notes. There may be other provisions in the indenture that are also important to you. You should read the indenture for a full description of the terms of the notes. We will provide a copy, at no charge, if you contact us. As used in this section, the words "we," "us," "our" or "Gilead" refer to Gilead Sciences, Inc. and its successors under the indenture and do not include any current or future subsidiary of Gilead Sciences, Inc.

General

        The notes are senior, unsecured obligations of Gilead. The notes are limited to $345,000,000 aggregate principal amount. We are required to repay the principal amount of the notes in full on December 15, 2007. We initially issued the notes only in denominations of $1,000 or in integral multiples of $1,000.

        The notes bear interest at the annual rate of 2.00% from December 18, 2002. Interest is payable semi-annually in arrears on June 15 and December 15 of each year, commencing on June 15, 2003. Interest payable per $1,000 principal amount of notes for the period from the issue date to June 15, 2003 will be approximately $9.83.

        You may convert the notes into shares of our common stock initially at the conversion rate stated on the front cover of this prospectus at any time before the close of business on the maturity date, unless the notes have been previously redeemed or repurchased. Holders of notes called for redemption or submitted for repurchase will be entitled to convert the notes up to and including the second business day prior to the date fixed for redemption or repurchase, as the case may be. The conversion rate may be adjusted as described below.

        We may redeem the notes at our option at any time on or after December 20, 2005 (or earlier if the price of our common stock reaches certain levels), in whole or in part, at redemption prices ranging from 100% to 100.8% depending on the redemption date, plus accrued and unpaid interest to, but excluding, the redemption date. See "—Optional Redemption by Gilead" on page 24.

        If we experience a change in control, you have the right to require us to repurchase your notes, which we may do with cash or shares of our common stock. The notes rank senior to our 5% convertible subordinated notes and equal in right of payment with any existing and future unsecured and unsubordinated indebtedness. The notes are subordinated to any existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness and "structurally subordinated" to the indebtedness and other liabilities of our subsidiaries or any future subsidiaries, including trade payables and lease obligations in existence on or after the date hereof. This occurs because our right to receive any assets of our subsidiaries upon their liquidation and reorganization, and your right to participate in those assets, is effectively subordinated to claims of that subsidiary's creditors, including trade creditors, except to the extent that we are recognized as a creditor of such subsidiary. If we are recognized as a creditor of that subsidiary, our claims would still be subordinate to any security interest in the assets of the subsidiary and any indebtedness of the subsidiary senior to us. In addition, our secured creditors will be entitled to receive payment on their claims by realizing on the collateral securing their claims prior to your right and that of our other senior unsecured creditors in respect of that collateral.

        The indenture does not limit our ability to incur debt, including secured debt, or our ability or the ability of our subsidiaries to incur any indebtedness.

Form, Denomination, Transfer, Exchange and Book-Entry Procedures

        We initially issued the Notes in reliance on Rule 144A in fully registered form:

  •
  without interest coupons; and

  •
  in denominations of $1,000 and greater multiples.

        The notes are evidenced by a global note, which was deposited with the trustee, as custodian for the Depository Trust Company (DTC), and registered in the name of Cede & Co. (Cede), as nominee of DTC. Except as set forth below, record ownership of the global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

        The global note will not be registered in the name of any person, or exchanged for notes that are registered in the name of any person, other than DTC or its nominee unless either of the following occurs:

  •
  DTC notifies us that it is unwilling, unable or no longer qualified to continue acting as the depositary for the global note or DTC ceases to be a registered clearing agency or ceases doing business or announces an intention to cease doing business; or

  •
  an event of default with respect to the notes represented by the global note has occurred and is continuing.

        In those circumstances, DTC will determine in whose names any securities issued in exchange for the global note will be registered.

        DTC or its nominee will be considered the sole owner and holder of the global note for all purposes, and as a result:

  •
  you cannot receive notes registered in your name if they are represented by the global note;

  •
  you cannot receive physical certificated notes in exchange for your beneficial interest in the global notes;

  •
  you will not be considered to be the owner or holder of the global note or any note it represents for any purpose; and

  •
  all payments on the global note will be made to DTC or its nominee.

        The laws of some jurisdictions require that certain kinds of purchasers, such as insurance companies, can only own securities in definitive certificated form. These laws may limit your ability to transfer your beneficial interests in the global note to these types of purchasers.

        Only institutions, such as a securities broker or dealer, that have accounts with DTC or its nominee (called participants) and persons that may hold beneficial interests through participants can own a beneficial interest in the global note. The only place where the ownership of beneficial interests in the global note will appear and the only way the transfer of those interests can be made will be on the records kept by DTC (for their participants' interests) and the records kept by those participants (for interests of persons held by participants on their behalf).

        Secondary trading in bonds and notes of corporate issuers is generally settled in clearinghouse (that is, next-day) funds. In contrast, beneficial interests in a global note usually trade in DTC's same-day funds settlement system, and settle in immediately available funds. We make no representations as to the effect that settlement in immediately available funds will have on trading activity in those beneficial interests.

        We will make payments of interest on and principal of and the redemption or repurchase price of the global note, as well as any payment of liquidated damages, to Cede, the nominee for DTC, as the registered owner of the global note. We will make these payments by wire transfer of immediately available funds on each payment date.

        We have been informed that DTC's practice is to credit participants' accounts on the payment date with payments in amounts proportionate to their respective beneficial interests in the notes represented by the global note as shown on DTC's records, unless DTC has reason to believe that it will not receive payment on that payment date. Payments by participants to owners of beneficial interests in notes represented by the global note held through participants will be the responsibility of those participants, as is now the case with securities held for the accounts of customers registered in street name.

        We will send any redemption notices to Cede. We understand that if less than all the notes are being redeemed, DTC's practice is to determine by lot the amount of the holdings of each participant to be redeemed.

        We also understand that neither DTC nor Cede will consent or vote with respect to the notes. We have been advised that under its usual procedures, DTC will mail an omnibus proxy to us as soon as possible, after the record date. The omnibus proxy assigns Cede's consenting or voting rights to those participants to whose account the notes are credited on the record date identified in a listing attached to the omnibus proxy.

        Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having a beneficial interest in the principal amount represented by the global note to pledge the interest to persons or entities that do not participate in the DTC book-entry system, or otherwise take actions in respect of that interest, may be affected by the lack of a physical certificate evidencing its interest.

        DTC has advised us that it will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange) only at the direction of one or more participants to whose account with DTC interests in the global note are credited and only in respect of such portion of the principal amount of the notes represented by the global note as to which such participant or participants has or have given such direction.

        DTC has also advised us as follows:

  •
  DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a clearing corporation within the meaning of the Uniform Commercial Code, as amended, and a clearing agency registered pursuant to the provisions of Section 17A of the Exchange Act;

  •
  DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants;

  •
  participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations;

  •
  certain participants, or their representatives, together with other entities, own DTC; and

  •
  indirect access to the DTC system is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

        The policies and procedures of DTC, which may change periodically, will apply to payments, transfers, exchanges and other matters relating to beneficial interests in the global note. We and the trustee have no responsibility or liability for any aspect of DTC's or any participants' records relating to beneficial interests in the global note, including for payments made on the global note. Further, we and the trustee are not responsible for maintaining, supervising or reviewing any of those records.

Conversion Rights

        You have the option to convert any portion of the principal amount of any note that is an integral multiple of $1,000 into shares of our common stock at any time on or prior to the close of business on the maturity date, unless the notes have been previously redeemed or repurchased. The conversion rate will be equal to 21.2766 shares of common stock per $1,000 principal amount of notes. The conversion rate is equivalent to a conversion price of $47.00 per share of common stock. Your right to convert a note called for redemption or delivered for repurchase will terminate at the close of business on the second business day prior to the redemption date or repurchase date for that note, unless we default in making the payment due upon redemption or repurchase.

        You may convert all or part of any note by delivering the note at the Corporate Trust Office of the trustee, J.P. Morgan Trust Company, National Association, accompanied by a duly signed and completed conversion notice, a copy of which may be obtained from the trustee. The conversion date will be the date on which the note and the duly signed and completed conversion notice are so delivered.

        As promptly as practicable on or after the conversion date, we will issue and deliver to the trustee a certificate or certificates for the number of full shares of our common stock issuable upon conversion, together with payment in lieu of any fraction of a share. The certificate(s) will then be sent by the trustee to the conversion agent for delivery to the holder of the note being converted. The shares of our common stock issuable upon conversion of the notes will be fully paid and nonassessable and will rank equally with the other shares of our common stock.

        If you surrender a note for conversion on a date that is not an interest payment date, you will not be entitled to receive any interest for the period from the preceding interest payment date to the date of conversion, except as described below. However, if you are a holder of a note on a regular record date, including a note surrendered for conversion after the regular record date, you will receive the interest payable on such note on the next succeeding interest payment date. Accordingly, any note surrendered for conversion during the period from the close of business on a regular record date to the opening of business on the next succeeding interest payment date must be accompanied by payment of an amount equal to the interest payable on such interest payment date on the principal amount of notes being surrendered for conversion. However, you will not be required to make that payment if you are converting a note, or a portion of a note, that we have called for redemption, or that you are entitled to require us to repurchase from you, if your conversion right would terminate because of the redemption or repurchase between the regular record date and the close of business on the third business day following the next succeeding interest payment date.

        No other payment or adjustment for interest, or for any dividends in respect of our common stock, will be made upon conversion. Holders of our common stock issued upon conversion will not be entitled to receive any dividends payable to holders of our common stock as of any record time or date before the close of business on the conversion date. We will not issue fractional shares of common stock upon conversion. Instead, we will pay cash in lieu of fractional shares of common stock based on the market price of our common stock at the close of business on the conversion date.

        You will not be required to pay any taxes or duties relating to the issue or delivery of our common stock on conversion but you will be required to pay any tax or duty relating to any transfer involved in the issue or delivery of our common stock in a name other than yours. Certificates representing shares of our common stock will not be issued or delivered unless all taxes and duties, if any, payable by you have been paid.

        The conversion rate is subject to adjustment for, among other things:

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  dividends and other distributions payable in our common stock on shares of our capital stock;

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  the issuance to all holders of our common stock of rights, options or warrants entitling them to subscribe for or purchase our common stock at less than the then current market price of such common stock as of the record date for stockholders entitled to receive such rights, options or warrants; provided that the conversion rate will be readjusted to the extent that such rights, options or warrants are not exercised prior to their expiration;

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  subdivisions, combinations and reclassifications of our common stock;

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  distributions to all holders of our common stock of evidences of our indebtedness, shares of capital stock, cash or assets, including securities, but excluding:

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  those dividends, rights, options, warrants and distributions referred to above;

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  dividends and distributions paid exclusively in cash other than those referred to in the next two succeeding bullet points; and

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  distributions upon mergers or consolidations discussed below;

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  distributions consisting exclusively of cash, excluding cash distributed upon a merger or consolidation discussed below, to all holders of our common stock in an aggregate amount that, combined together with:

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  other all-cash distributions made within the preceding 365-day period in respect of which no adjustment has been made; and

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  any cash and the fair market value of other consideration payable in connection with any tender offer by us or any of our subsidiaries for our common stock concluded within the preceding 365-day period in respect of which no adjustment has been made, exceeds 10% of our market capitalization, being the product of the current market price per share of our common stock on the record date for such distribution and the number of shares of common stock then outstanding; and

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  the successful completion of a tender offer made by us or any of our subsidiaries for our common stock which involves an aggregate consideration that, together with:

  •
  any cash and the fair market value of other consideration payable in a tender offer by us or any of our subsidiaries for our common stock expiring within the 365-day period preceding the expiration of that tender offer in respect of which no adjustments have been made; and

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  the aggregate amount of any cash distributions to all holders of our common stock within the 365-day period preceding the expiration of that tender offer in respect of which no adjustments have been made, exceeds 10% of our market capitalization on the expiration of such tender offer.

        We have issued rights to all of our holders of common stock pursuant to our stockholder rights plan which may have the effect of discouraging, delaying or preventing a merger or our acquisition. If any holder converts notes prior to the rights trading separately from the common stock, the holder will be entitled to receive rights in addition to the common stock. Following the occurrence of a separation event, holders will only receive common stock upon a conversion of any notes without the right. Instead, upon the occurrence of the separation event, the conversion ratio will be adjusted. If such an adjustment is made and the rights are later redeemed, invalidated or terminated, then a reversing adjustment will be made.

        We reserve the right to effect such increases in the conversion rate in addition to those required by the foregoing provisions as we consider to be advisable in order to avoid or diminish any income tax to holders of our common stock resulting from certain dividends, distributions or issuances of rights or warrants. We are not required to make any adjustment to the conversion rate until the cumulative adjustments amount to 1.0% or more of the conversion rate. We will compute all adjustments to the conversion rate and will give notice by mail to holders of the registered notes of any adjustments.

        In the event that we consolidate or merge with or into another entity or another entity is merged into us, or in case of any sale or transfer of all or substantially all of our assets, each note then outstanding will become convertible only into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale or transfer by a holder of the number of shares of common stock into which the notes were convertible immediately prior to the consolidation or merger or sale or transfer. The preceding sentence will not apply to a merger or sale of all or substantially all of our assets that does not result in any reclassification, conversion, exchange or cancellation of the common stock.

        We may increase the conversion rate for any period of at least 20 days if our board of directors determines that the increase would be in our best interest. The board of directors' determination in this regard is conclusive. We will give holders of notes at least 15 days' notice of such an increase in the conversion rate. Any increase, however, will not be taken into account for purposes of determining whether the closing price of our common stock equals or exceeds the conversion price by 105% in connection with an event that otherwise would be a change in control as defined below.

        If at any time we make a distribution of property to our stockholders that would be taxable to such stockholders as a dividend for United States federal income tax purposes, such as distributions of evidences of indebtedness or assets by us, but generally not stock dividends on common stock or rights to subscribe for common stock, and, pursuant to the anti-dilution provisions of the indenture, the number of shares of common stock into which notes are convertible is increased, that increase may be deemed for United States federal income tax purposes to be the payment of a taxable dividend to holders of the notes. See "Material United States Federal Income Tax Considerations—Dividends" on page 33.

Provisional Redemption by Gilead

        We may redeem any portion of the notes at any time after June 20, 2004 but prior to December 20, 2005 upon at least 30 and not more than 60 days' notice by mail to the holders of the notes, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest and the "make whole" payment described below, if (1) the closing price of our common stock on The Nasdaq National Market (or other primary exchange where our common stock is traded) has exceeded 150% of the conversion price for at least 20 trading days in any consecutive 30-day trading period ending on the trading day prior to the mailing of the notice of redemption and (2) the shelf registration statement covering resales of the notes and the common stock is effective and available for use and is expected to remain effective and available for use for the 30 days following the redemption date, unless registration is no longer required.

        If we redeem notes under these circumstances, we will make a "make whole" payment on the redeemed notes equal to $60.00 per $1,000 principal amount of notes, minus the amount of any interest actually paid or accrued and unpaid on the note prior to the redemption date. We must make these "make whole" payments on all notes called for redemption prior to December 20, 2005, including notes converted after the date we mailed the notice. We may make these "make whole" payments, at our option, either in cash or in our common stock or a combination thereof. We will specify the type of consideration for the "make whole" payment in the redemption notice. Payments made in our common stock will be valued at 95% of the average of the closing sales prices of our common stock on The

Nasdaq National Market (or other United States national securities exchange where our common stock is traded) for the five consecutive trading days ending on the third trading day prior to the redemption date.

        Because the sale price of the common stock will be determined before the redemption date, if we specify that we will make payment of the redemption price in our common stock, holders of notes bear the market risk that our common stock will decline in value between the date the sale price is calculated and the redemption date.

Optional Redemption by Gilead

        On or after December 20, 2005, we may redeem the notes, in whole or in part, at the prices set forth below. If we elect to redeem all or part of the notes, we will give at least 30, but no more than 60, days' notice to you.

        The redemption price, expressed as a percentage of principal amount, is as follows for the following periods:

Period	Redemption Price
Beginning on December 20, 2005 and ending on December 14, 2006	100.80
Beginning on December 15, 2006 and ending on December 14, 2007	100.40

and thereafter equal to 100% of the principal amount. In each case, we will pay interest to, but excluding, the redemption date.

        No sinking fund is provided for the notes, which means that the indenture does not require us to redeem or retire the notes periodically.

        We or a third party may, to the extent permitted by applicable law, at any time purchase notes in the open market, by tender at any price or by private agreement. Any note that we or a third party purchase may, to the extent permitted by applicable law and subject to restrictions contained in the purchase agreement with the underwriters, be re-issued or resold or may, at our or such third party's option, be surrendered to the trustee for cancellation. Any notes surrendered for cancellation may not be re-issued or resold and will be canceled promptly.

Payment and Conversion

        We will make all payments of principal and interest on the notes by dollar check drawn on an account maintained at a bank in The City of New York. If you hold registered notes with a face value greater than $2,000,000, at your request we will make payments of principal or interest to you by wire transfer to an account maintained by you at a bank in The City of New York.

        Payment of any interest on the notes will be made to the person in whose name the note, or any predecessor note, is registered at the close of business on June 1 or December 1, whether or not a business day, immediately preceding the relevant interest payment date (a "regular record date"). If you hold registered notes with a face value in excess of $2,000,000 and you would like to receive payments by wire transfer, you will be required to provide the trustee with wire transfer instructions at least 15 days prior to the relevant payment date.

        Payments on any global note registered in the name of DTC or its nominee will be payable by the trustee to DTC or its nominee in its capacity as the registered holder under the indenture. Under the terms of the indenture, we and the trustee will treat the persons in whose names the notes, including any global note, are registered as the owners for the purpose of receiving payments and for all other purposes. Consequently, neither we, the trustee nor any of our agents or the trustee's agents has or will have any responsibility or liability for:

  •
  any aspect of DTC's records or any participant's or indirect participant's records relating to or payments made on account of beneficial ownership interests in the global note, or for maintaining, supervising or reviewing any of DTC's records or any participant's or indirect participant's records relating to the beneficial ownership interests in the global notes; or

  •
  any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

        We are not required to make any payment on the notes due on any day which is not a business day until the next succeeding business day. The payment made on the next succeeding business day will be treated as though it were paid on the original due date and no interest will accrue on the payment for the additional period of time.

        Notes may be surrendered for conversion at Corporate Trust Office of the trustee, J.P. Morgan Trust Company, National Association. Notes surrendered for conversion must be accompanied by appropriate notices and any payments in respect of interest or taxes, as applicable, as described above under "—Conversion Rights" on page 21.

        We have initially appointed the trustee as paying agent and conversion agent. We may terminate the appointment of any paying agent or conversion agent and appoint additional or other paying agents and conversion agents. However, until the notes have been delivered to the trustee for cancellation, or moneys sufficient to pay the principal of, premium, if any, and interest on the notes have been made available for payment and either paid or returned to us as provided in the indenture, we will maintain an office or agency in the Borough of Manhattan, New York for surrender of notes for conversion.

        All monies deposited with the trustee or any paying agent, or then held by us, in trust for the payment of principal of, premium, if any, or interest on any notes which remain unclaimed at the end of two years after the payment has become due and payable will be repaid to us, and you will then look only to us for payment.

Repurchase at Option of Holders Upon A Change in Control

        If a "change in control" as defined below occurs, you have the right, at your option, to require us to repurchase all of your notes not previously called for redemption, or any portion of the principal amount thereof, that is equal to $1,000 or an integral multiple of $1,000. The price we are required to pay is 100% of the principal amount of the notes to be repurchased, together with interest accrued but unpaid to, but excluding, the repurchase date.

        At our option, instead of paying the repurchase price in cash, we may pay the repurchase price in common stock or a combination of cash and common stock valued at 95% of the average of the closing sales prices of common stock on The Nasdaq National Market for the five consecutive trading days ending on the third trading day prior to the repurchase date. We may only pay the repurchase price in common stock if we satisfy conditions provided in the indenture.

        Within 30 days after the occurrence of a change in control, we are obligated to give each registered holder of notes notice of the change in control and of the repurchase right arising as a result of the change in control. We must also deliver a copy of this notice to the trustee. To exercise the repurchase right, a registered holder must deliver on or before the 30th day after the date of our notice irrevocable written notice to the trustee of such holder's exercise of its repurchase right, together with the notes with respect to which the right is being exercised. We are required to repurchase the notes on the date that is 45 days after the date of our notice.

        A change in control will be deemed to have occurred if:

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  any person acquires beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of our capital stock entitling the person to exercise 50% or more of the total voting power of all shares of our capital stock that are entitled to vote generally in elections of directors, other than an acquisition by us, any of our subsidiaries or any of our employee benefit plans; or

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  we merge or consolidate with or into any other person, any merger of another person into us or we convey, sell, transfer or lease all or substantially all of our assets to another person, other than any transaction:

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  that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock; and

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  pursuant to which the holders of 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors immediately prior to such transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of capital stock entitled to vote generally in the election of directors of the continuing or surviving corporation immediately after such transaction; or

  •
  which is effected solely to change our jurisdiction of incorporation and results in a reclassification, conversion or exchange of outstanding shares of our common stock into solely shares of common stock of the surviving entity.

        However, a change in control will not be deemed to have occurred if:

  •
  the closing price per share of our common stock for any five trading days within the period of 10 consecutive trading days ending immediately after the later of the change in control or the public announcement of the change in control, in the case of a change in control relating to an acquisition of capital stock, or the period of 10 consecutive trading days ending immediately before the change in control, in the case of a change in control relating to a merger, consolidation or asset sale, equals or exceeds 105% of the conversion price of the notes in effect on each of those five trading days; or

  •
  all of the consideration, excluding cash payments for fractional shares of our common stock and cash payments made pursuant to dissenters' appraisal rights, in a merger or consolidation otherwise constituting a change in control under the first and second bullet points in the preceding paragraph above consists of shares of common stock, depository receipts or other certificates representing common equity interests traded on a national securities exchange or quoted on The Nasdaq National Market, or will be so traded or quoted immediately following such merger or consolidation, and as a result of such merger or consolidation the notes become convertible solely into such common stock, depository receipts or other certificates representing common equity interests.

        For purposes of these provisions:

  •
  the conversion price is equal to $1,000 divided by the conversion rate;

  •
  whether a person is a "beneficial owner" will be determined in accordance with Rule 13d-3 under the Exchange Act; and

  •
  "person" includes any syndicate or group that would be deemed to be a person under Section 13 (d) (3) of the Exchange Act.

        We may arrange for a third party to make an offer to repurchase the notes upon a change in control in the manner and otherwise in compliance with the requirements set forth in the indenture applicable to the offer to repurchase the notes validly tendered and not withdrawn under the terms of the offer to repurchase the notes.

        The rules and regulations promulgated under the Exchange Act require the dissemination of prescribed information to security holders in the event of an issuer tender offer and may apply in the event that the repurchase option becomes available to you. We will comply with these rules to the extent they apply at that time.

        The definition of change in control includes a phrase relating to the conveyance, transfer, sale, lease or disposition of all or substantially all of our assets. There is no precise, established definition of the phrase "substantially all" under applicable law. Accordingly, your ability to require us to repurchase your notes as a result of the conveyance, transfer, sale, lease or disposition of less than all of our assets may be uncertain.

        The foregoing provisions would not necessarily provide you with protection if we are involved in a highly leveraged or other transaction that may adversely affect you.

        Although we have the right, subject to certain conditions, to repurchase the notes with our common stock, we may not have the financial resources, or be able to arrange financing, to pay the repurchase price in cash for all the notes that might be delivered by holders of notes seeking to exercise the repurchase right. If we were to fail to repurchase the notes when required following a change in control, an event of default under the indenture would occur. Some of the events constituting a change in control could cause an event of default under the terms of other debt instruments that we are subject to or may become subject to in the future.

Mergers and Sales of Assets by Gilead

        We may not consolidate with or merge into any other person or convey, transfer, sell or lease our properties and assets substantially as an entirety to any person, and we may not permit any entity to consolidate with or merge into us or convey, transfer, sell or lease such person's properties and assets substantially as an entirety to us unless:

  •
  the surviving entity formed by such consolidation or into or with which we are merged or the surviving entity to which our properties and assets are so conveyed, transferred, sold or leased, shall be a corporation, limited liability company, partnership or trust organized and existing under the laws of the U.S., any state within the U.S. or the District of Columbia and, if we are not the surviving entity, the surviving entity executes and files with the trustee a supplemental indenture assuming the payment of the principal of, premium, if any, and interest on the notes and the performance of our other covenants under the indenture;

  •
  immediately after giving effect to the transaction, no event of default, and no event that, after notice or lapse of time or both, would become an event of default, will have occurred and be continuing; and

  •
  other requirements as described in the indenture are met.

Events of Default

        The following are events of default under the indenture:

  •
  we fail to pay the principal of or premium, if any, on any note when due;

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  we fail to provide notice of a change in control;

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  we fail to perform any other covenant in the indenture, which failure continues for 60 days after written notice to us by the trustee or the holders of at least 25% in aggregate principal amount of outstanding notes;

  •
  any indebtedness under any bonds, debentures, notes or other evidences of indebtedness for money borrowed, or any guarantee thereof, by us or any of our significant subsidiaries, in an aggregate principal amount in excess of $75.0 million is not paid when due either at its stated maturity or upon acceleration thereof, and such indebtedness is not discharged, or such acceleration is not rescinded or annulled, within a period of 30 days after notice as provided in the indenture; and

  •
  certain events of bankruptcy, insolvency or reorganization involving us or any of our significant subsidiaries (as defined in the indenture).

        Subject to the provisions of the indenture relating to the duties of the trustee in case an event of default shall occur and be continuing, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any holder, unless the holder shall have furnished reasonable indemnity to the trustee. Subject to providing indemnification to the trustee and other conditions provided for in the indenture, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

        If an event of default other than an event of default arising from events of insolvency, bankruptcy or reorganization with respect to Gilead occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding notes may accelerate the maturity of all notes. However, after such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of outstanding notes may, under certain circumstances, rescind and annul the acceleration if all events of default, other than the nonpayment of principal of the notes that have become due solely by such declaration of acceleration, have been cured or waived as provided in the indenture. If an event of default arising from events of insolvency, bankruptcy or reorganization with respect to Gilead occurs, then the principal of, and accrued interest on, all the notes will automatically become immediately due and payable without any declaration or other act on the part of the holders of the notes or the trustee. For information as to waiver of defaults, see "—Meetings, Modification and Waiver" immediately below.

        You do not have any right to institute any proceeding with respect to the indenture, or for any remedy under the indenture, unless:

  •
  you give the trustee written notice of a continuing event of default;

  •
  the holders of at least 25% in aggregate principal amount of the outstanding notes have made written request and offered reasonable indemnity to the trustee to institute proceedings;

  •
  the trustee has not received from the holders of a majority in aggregate principal amount of the outstanding notes a direction inconsistent with the written request; and

  •
  the trustee shall have failed to institute such proceeding within 60 days of the written request.

        However, these limitations do not apply to a suit instituted by you for the enforcement of payment of the principal of, premium, if any, or interest, including liquidated damages, on your note on or after the respective due dates expressed in your note or your right to convert your note in accordance with the indenture.

        We are required to furnish to the trustee annually a statement as to our performance of certain of our obligations under the indenture and as to any default in such performance.

Meetings, Modification and Waiver

        The indenture contains provisions for convening meetings of the holders of notes to consider matters affecting their interests.

        Certain limited modifications of the indenture may be made without the necessity of obtaining the consent of the holders of the notes.

        Other modifications and amendments of the indenture may be made, compliance by us with certain restrictive provisions of the indenture may be waived and any past defaults by us under the indenture (except a default in the payment of principal, premium, if any, or interest) may be waived, either:

  •
  with the written consent of the holders of not less than a majority in aggregate principal amount of the notes at the time outstanding; or

  •
  by the adoption of a resolution, at a meeting of holders of the notes at which a quorum is present, by the holders of at least a majority in aggregate principal amount of the notes at the time outstanding represented at such meeting.

        The quorum at any meeting called to adopt a resolution will be persons holding or representing a majority in aggregate principal amount of the notes at the time outstanding and, at any reconvened meeting adjourned for lack of a quorum, 25% of such aggregate principal amount.

        However, a modification or amendment requires the consent of the holder of each outstanding note affected if it would:

  •
  change the stated maturity of the principal or interest of a note;

  •
  reduce the principal amount of, or any premium or interest on, any note;

  •
  reduce the amount payable upon a redemption or mandatory repurchase;

  •
  modify the provisions with respect to the repurchase rights of holders of notes in a manner adverse to the holders;

  •
  modify our right to redeem the notes in a manner adverse to the holders;

  •
  change the place or currency of payment on a note;

  •
  impair the right to institute suit for the enforcement of any payment on any note;

  •
  modify the ranking of the notes in a manner that is adverse to the holders of the notes;

  •
  adversely affect the right to convert the notes other than a modification or amendment required by the terms of the indenture;

  •
  modify our obligation to deliver information required under Rule 144A to permit resales of the notes and common stock issued upon conversion of the notes if we cease to be subject to the reporting requirements under the Exchange Act;

  •
  reduce the above-stated percentage of the principal amount of the holders whose consent is needed to modify or amend the indenture;

  •
  reduce the percentage of the principal amount of the holders whose consent is needed to waive compliance with certain provisions of the indenture or to waive certain defaults; or

  •
  reduce the percentage required for the adoption of a resolution or the quorum required at any meeting of holders of notes at which a resolution is adopted.

Registration Rights

        On December 18, 2002, we entered into a registration rights agreement with the initial purchaser. In the registration rights agreement we agreed, for the benefit of the holders of the notes and the shares of common stock issuable upon conversion of the notes, commonly referred to as the registrable securities, that we would, at our expense:

  •
  file with the SEC, within 90 days after the date the notes are originally issued, a shelf registration statement covering resales of the registrable securities;

  •
  use our reasonable best efforts to cause the shelf registration statement to be declared effective under the Securities Act within 180 days after the date the notes are originally issued; and

  •
  use our reasonable best efforts to keep effective the shelf registration statement until the earliest of (i) the sale of all outstanding registrable securities registered under the shelf registration statement; (ii) two years after the later of the date the notes were acquired from Gilead or from an affiliate of Gilead with respect to the notes held by non-affiliates of Gilead; and (iii) two years after the effective date of the shelf registration statement.

        We are permitted to suspend the use of this prospectus, which is part of the shelf registration statement in connection with the sale of registrable securities, during prescribed periods of time for reasons relating to pending corporate developments, public filings with the SEC and other events. The periods during which we can suspend the use of this prospectus may not, however, exceed a total of 30 days in any 90-day period or a total of 90 days in any 12-month period. We are required to provide to each holder of registrable securities copies of the prospectus that is a part of the shelf registration statement, notify each holder when the shelf registration statement has been filed with the SEC and when such shelf registration statement has become effective and take certain other actions required to permit public resales of the registrable securities.

        We may, upon written notice to all holders of notes, postpone having the shelf registration statement, of which this prospectus is a part, declared effective, for a reasonable period not to exceed 90 days if we possess material non-public information the disclosure of which would have a material adverse effect on us and our subsidiaries taken as a whole. Notwithstanding any such postponement, additional interest referred to as "liquidated damages", will accrue on the notes if either of the following registration defaults occurs:

  •
  on or prior to the 90th day following the date the notes were originally issued, a shelf registration statement has not been filed with the SEC; or

  •
  on or prior to the 180th day following the date the notes were originally issued, the shelf registration statement is not declared effective.

        In that case, liquidated damages will accrue on any notes and shares issued on conversion of the notes, which are then restricted securities, from and including the day following the registration default to but excluding the day on which the registration default has been cured. Liquidated damages will be paid semi-annually in arrears, with the first semi-annual payment due on the first interest payment date following the date on which the liquidated damages began to accrue.

        The rates at which liquidated damages will accrue will be as follows:

  •
  0.25% of the principal amount per annum to and including the 90th day after the registration default; and

  •
  0.5% of the principal amount per annum from and after the 91st day after the registration default.

        In addition, liquidated damages will accrue on any notes and shares of common stock issued upon conversion of the notes if:

  •
  the shelf registration statement, of which this prospectus is a part, ceases to be effective, or we otherwise prevent or restrict holders of registrable securities from making sales under the shelf registration statement, for more than 30 days, whether or not consecutive, during any 90-day period; or

  •
  the shelf registration statement, of which this prospectus is a part, ceases to be effective, or we otherwise prevent or restrict holders of registrable securities from making sales under the shelf registration statement, for more than 90 days, whether or not consecutive, during any 12-month period.

        In either event, liquidated damages will accrue at a rate of 0.5% per annum from the 31st day of the 90-day period or the 91st day of the 12-month period until the earlier of the following:

  •
  the time the shelf registration statement again becomes effective or the holders of registrable securities are again able to make sales under the shelf registration statement, depending on which event triggered the increase in interest rate; or

  •
  the earliest of (i) the sale of all outstanding registrable securities registered under the shelf registration statement; (ii) two years after the later of the date the notes were acquired from Gilead or from an affiliate of Gilead with respect to the notes held by non-affiliates of Gilead; and (iii) two years after the effective date of the shelf registration statement.

        A holder who elects to sell any registrable securities pursuant to the shelf registration statement:

  •
  will be required to be named as a selling security holder in the related prospectus;

  •
  may be required to deliver a prospectus to purchasers;

  •
  may be subject to certain civil liability provisions under the Securities Act in connection with those sales; and

  •
  will be bound by the provisions of the registration rights agreement that apply to a holder making such an election, including certain indemnification provisions.

        We agreed in the registration rights agreement to use our reasonable best efforts to cause the shares of common stock issuable upon conversion of the notes to be quoted on The Nasdaq National Market. However, if the common stock is not then quoted on The Nasdaq National Market, we will use our reasonable best efforts to cause the shares of common stock issuable upon conversion of the notes to be quoted or listed on whichever market or exchange the common stock is then primarily traded, upon effectiveness of the shelf registration statement.

        This summary of certain provisions of the registration rights agreement is not complete and is subject to, and qualified in its entirety by reference to, all the provisions of the registration rights agreement, a copy of which will be made available to beneficial owners of the notes upon request to us.

Notices

        Notice to holders of the registered notes will be given by mail to the addresses as they appear in the security register. Notices will be deemed to have been given on the date of such mailing.

        Notice of a redemption of notes will be given not less than 30 nor more than 60 days prior to the redemption date and will specify the redemption date. A notice of redemption of the notes will be irrevocable.

Satisfaction and Discharge

        We may discharge our obligations under the indenture while notes remain outstanding if (1) all outstanding notes have or will become due and payable at their scheduled maturity within one year or (2) all outstanding notes are scheduled for redemption within one year, and, in either case, we have deposited with the trustee an amount sufficient to pay and discharge all outstanding notes on the date of their scheduled maturity or the scheduled date of redemption.

Replacement of Notes

        We will replace any note that becomes mutilated, destroyed, stolen or lost at the expense of the holder upon delivery to the trustee of the mutilated notes or evidence of the loss, theft or destruction satisfactory to us and the trustee. In the case of a lost, stolen or destroyed note, indemnity satisfactory to the trustee and us may be required at the expense of the holder of the note before a replacement note will be issued.

Payment of Stamp and Other Taxes

        We will pay all stamp and other duties, if any, that may be imposed by the U.S. or any political subdivision thereof or taxing authority thereof or therein with respect to the issuance of the notes or of shares of common stock upon conversion of the notes. We are not required to make any payment with respect to any other tax, assessment or governmental charge imposed by any government or any political subdivision thereof or taxing authority thereof or therein.

Governing Law

        The indenture, the notes, and the registration rights agreement are governed by and construed in accordance with the laws of the State of New York, United States of America.

The Trustee

        If an event of default occurs and is continuing, the trustee is required to use the degree of care of a prudent person in the conduct of his own affairs in the exercise of its powers. Subject to such provisions, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of notes, unless they shall have furnished to the trustee reasonable security or indemnity.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        This section describes the material U.S. federal income tax consequences relating to the purchase, ownership, and disposition of the notes and of common stock into which the notes may be converted. This description does not provide a complete analysis of all potential tax consequences. The information provided below is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These authorities may change, possibly on a retroactive basis, or the Internal Revenue Service (IRS) might interpret the existing authorities differently. In either case, the tax consequences of purchasing, owning or disposing of notes or common stock could differ from those described below.

        This description is general in nature and does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular investor in light of the investor's particular circumstances, or to certain types of investors subject to special treatment under U.S. federal income tax laws (such as financial institutions, real estate investment trusts, regulated investment companies, grantor trusts, insurance companies, pension funds, tax-exempt organizations, expatriates, brokers, dealers or traders in securities or foreign currencies, traders in securities that elect to apply a mark-to-market method of accounting, persons holding notes or common stock as part of a position in a "straddle" or as part of a "hedging", "conversion" or "integrated" transaction for U.S. federal income tax purposes, persons deemed to sell notes or common stock under the constructive sale provisions of the Internal Revenue Code, persons who hold notes or common stock through a partnership or other pass through entity, persons subject to the alternative minimum tax provisions of the Internal Revenue Code, and persons that have a "functional currency" other than the U.S. dollar). In addition, this description does not consider the effect of any foreign, state, local or other tax laws, that may be applicable to particular investors.

        We urge investors considering the purchase of notes to consult their own tax advisors regarding the application of the U.S. federal income tax laws to their particular situations and the consequences of U.S. federal estate or gift tax laws, foreign, state, or local laws, and tax treaties.

Special Tax Rules Applicable to U.S. Holders

        This subsection generally applies only to "U.S. Holders" that hold the notes and the common stock into which the notes may be converted as capital assets within the meaning of Section 1221 of the Internal Revenue Code (generally, for investment). For purposes of this description, a "U.S. Holder" is (i) a citizen or resident of the U.S. or someone treated as a U.S. citizen or resident for U.S. federal income tax purposes; (ii) a corporation organized in or under the laws of the U.S. or any state thereof (including the District of Columbia); (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust, if such trust validly elects to be treated as a U.S. person for U.S. federal income tax purposes, or if (a) a court within the U.S. can exercise primary supervision over its administration and (b) one or more U.S. persons have the authority to control all of the substantial decisions of such trust. Non-U.S. Holders, as defined below, are subject to special U.S. federal income tax considerations, some of which are discussed below.

Taxation of Interest

        U.S. Holders will be required to recognize as ordinary income any interest paid or accrued on the notes, in accordance with their regular method of accounting.

Additional Payments

        If the amount or timing of any payments on a note is contingent, the note could be subject to special rules that apply to contingent debt instruments. These rules generally require a U.S. Holder to accrue interest income at a rate higher than the stated interest rate on the note and to treat as ordinary income (rather than capital gain) any gain recognized on a sale, exchange or retirement of the note before the resolution of the contingencies. If, upon a change in control, an investor requires us to repurchase some or all of the investor's notes and we elect to pay the repurchase price in shares of our common stock, the value of the stock could exceed the sum of the principal amount of the notes and accrued and unpaid interest. Additionally, if we call the notes for provisional redemption, under certain circumstances, prior to December 20, 2005, U.S. Holders would be entitled to a "make whole" premium in excess of stated principal and interest. We do not believe that, because of these potential additional payments, the notes should be treated as contingent debt instruments. Therefore, for purposes of filing tax or information returns with the IRS, we will not treat the notes as contingent debt instruments. Unless otherwise noted, this discussion assumes that the notes are not subject to the contingent debt instrument rules.

Sale, Exchange or Redemption of the Notes

        A U.S. Holder generally will recognize capital gain or loss if the U.S. Holder disposes of a note in a sale, redemption or exchange other than a conversion of the note into common stock. The U.S. Holder's gain or loss will equal the difference between the amount realized by the U.S. Holder and the U.S. Holder's adjusted tax basis in the note. The U.S. Holder's adjusted tax basis in the note will generally equal the amount the U.S. Holder paid for the note. The amount realized by the U.S. Holder will include the amount of any cash and the fair market value of any other property received for the note, except that the portion of any proceeds attributable to accrued interest will not be taken into account in computing the U.S. Holder's capital gain or loss. Instead, that portion will be recognized as ordinary interest income to the extent that the U.S. Holder has not previously included the accrued interest in income. The gain or loss recognized by a U.S. Holder on a disposition of the note will be long-term capital gain or loss if the U.S. Holder held the note for more than one year. Long-term capital gains of non-corporate taxpayers are taxed at lower rates than those applicable to ordinary income. The deductibility of capital losses is subject to certain limitations.

        If, upon a change in control, a holder requires us to repurchase some or all of the holder's notes and we elect to pay the repurchase price in shares of our common stock, the redemption would likely qualify as a recapitalization for U.S. federal income tax purposes if the notes qualify as "securities" for those purposes. Whether the notes qualify as "securities" is not free from doubt. Please consult your own tax advisor regarding such determination. If the redemption qualifies as a recapitalization, a U.S. Holder would not recognize any income, gain or loss on the holder's receipt of our common stock in exchange for notes (except to the extent the stock received is attributable to accrued interest). If the holder receives cash in lieu of fractional shares of stock, however, the holder would be treated as if he received the fractional share and then had the fractional share redeemed for cash. The holder would recognize gain or loss equal to the difference between the cash received and that portion of his basis in the stock attributable to the fractional share. The holder's aggregate basis in the stock (including any fractional share for which cash is paid) would equal his adjusted basis in the note. The holder's holding period for the stock would include the period during which he held the note. If the redemption does not qualify as a recapitalization, a U.S. Holder may recognize income, gain or loss on the holder's receipt of our common stock in exchange for notes (except to the extent the stock received is attributable to accrued interest).

Conversion of Notes

        A U.S. Holder who converts his note into common stock generally will not recognize any income, gain or loss. The U.S. Holder will recognize gain, however, to the extent that the U.S. Holder receives cash in lieu of a fractional share. The U.S. Holder's aggregate basis in the common stock (including any fractional share for which cash is paid) will equal his adjusted basis in the note, and the U.S.

Holder's holding period for the stock will include the period during which he held the note. A U.S. Holder will also recognize income to the extent that the common stock issued upon conversion is treated as attributable to accrued interest on the note (which will be treated as interest for federal income tax purposes), and with respect to market discount, as described immediately below under "Market Discount".

Market Discount

        Resale of the notes may be affected by the impact on a purchaser of the market discount provisions of the Internal Revenue Code. Subject to a de minimis exception, the market discount on a note generally will equal the amount, if any, by which the stated redemption price at maturity of the note immediately after its acquisition exceeds the U.S. Holder's adjusted tax basis in the note. If applicable, these provisions generally require a U.S. Holder who acquires a note at a market discount to treat as ordinary income any gain recognized on the disposition of that note to the extent of the accrued market discount on that note at the time of disposition, unless the U.S. Holder elects to include market discount in income currently as it accrues with a corresponding increase in adjusted tax basis in the note. If you dispose of a note with market discount in certain otherwise non-taxable transactions, you must include accrued market discount as ordinary income as if you had sold the note at its then fair market value.

        This election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first taxable year to which the election applies and may not be revoked without the consent of the IRS. In general, market discount will be treated as accruing on a straight-line basis over the remaining term of the note at the time of acquisition, or, at the election of the U.S. Holder, under a constant yield method. A U.S. Holder who acquires a note at a market discount and who does not elect to include accrued market discount in income currently may be required to defer the deduction of a portion of the interest on any indebtedness incurred or maintained to purchase or carry the note until the note is disposed of in a taxable transaction.

Amortizable Premium

        A U.S. Holder who purchases a note at a premium over its stated principal amount, plus accrued interest, generally may elect to amortize that premium (referred to as Section 171 premium) with a corresponding decrease in adjusted tax basis from the purchase date to the note's maturity date under a constant-yield method that reflects semiannual compounding based on the note's payment period, but subject to special limitations if the note is subject to optional redemption at a premium. Amortized Section 171 premium is treated as an offset to interest income on a note and not as a separate deduction. Under Treasury Regulations, the amount of amortizable bond premium that a U.S. Holder may deduct in any accrual period is limited to the amount by which the holder's total interest inclusions on the note in prior accrual periods exceed the total amount treated by the holder as a bond premium deduction in prior accrual periods. If any of the excess bond premium is not deductible, that amount is carried forward to the next accrual period. The election to amortize premium on a constant yield method, once made, applies to all debt obligations held or subsequently acquired by the electing U.S. Holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

Dividends

        If, after a U.S. Holder converts a note into common stock, we make a distribution in respect of that stock, the distribution will be treated as a dividend, taxable to the U.S. Holder as ordinary income, to the extent it is paid from our current or accumulated earnings and profits. If the distribution exceeds our current and accumulated profits, the excess will be treated first as a nontaxable return of capital reducing the U.S. Holder's tax basis in the U.S. Holder's stock. Any remaining excess will be treated as capital gain. We are required to provide shareholders who receive dividends with an information return on Form 1099-DIV that states the extent to which the dividend is paid from our current or accumulated earnings and profits and is thus taxable. If the U.S. Holder is a U.S. corporation, it generally would be able to claim a deduction equal to a portion of any dividends received.

        The terms of the notes allow for changes in the conversion price of the notes in certain circumstances. A change in conversion price that allows U.S. Holders of notes to receive more shares of common stock on conversion may increase those noteholders' proportionate interests in our earnings and profits or assets. In that case, those noteholders would be treated as though they received a dividend in the form of our stock. Such a constructive stock dividend could be taxable to those noteholders, although they would not actually receive any cash or other property. A taxable constructive stock dividend would result to U.S. Holders of notes, for example, if the conversion price were adjusted to compensate noteholders for distributions of cash or property to our shareholders. Not all changes in conversion price that allow noteholders to receive more stock on conversion, however, increase the noteholders' proportionate interests in the company. For instance, a change in conversion price could simply prevent the dilution of the noteholders' interests upon a stock split or other change in capital structure. Changes of this type, if made under a bona fide, reasonable adjustment formula, are not treated as constructive stock dividends. On the other hand, if an event occurs that dilutes the noteholders' interests and the conversion price is not adjusted, the resulting increase in the proportionate interests of our shareholders could be treated as a taxable stock dividend to the shareholders. Any taxable constructive stock dividends resulting from a change to, or failure to change, the conversion price would be treated in the same manner as dividends paid in cash or other property. Such dividends would result in ordinary income to the recipient, to the extent of our current or accumulated earnings and profits, with any excess treated as a nontaxable return of capital or as capital gain.

Sale of Common Stock

        A U.S. Holder will generally recognize capital gain or loss on a sale or exchange of common stock. The U.S. Holder's gain or loss will equal the difference between the amount realized by the U.S. Holder and the U.S. Holder's adjusted tax basis in the stock. The amount realized by the U.S. Holder will include the amount of any cash and the fair market value of any other property received for the stock. Gain or loss recognized by a U.S. Holder on a sale or exchange of stock will be long-term capital gain or loss if the holder held the stock for more than one year. Long-term capital gains of non-corporate taxpayers are taxed at lower rates than those applicable to ordinary income. The deductibility of capital losses is subject to certain limitations.

Deductibility of Interest

        Under Section 163(l) of the Internal Revenue Code, no deduction is permitted for interest paid or accrued on any indebtedness of a corporation that is "payable in equity" of the issuer or a related party. Debt is treated as debt payable in equity of the issuer if the debt is part of an arrangement designed to result in payment of the instrument with or by reference to the equity. Such arrangements could include debt instruments that are convertible at the holder's option if it is substantially certain that the option will be exercised. The legislative history indicates that it is not expected that this provision will affect debt with a conversion feature where the conversion price is significantly higher than the market price of the stock on the date of the debt issuance. Accordingly, we do not believe that our interest deduction with respect to interest payments on the notes will be adversely affected by these rules.

Backup Withholding and Information Reporting

        The Internal Revenue Code and the Treasury Regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are interest, dividends, and proceeds paid by brokers to their customers. This reporting regime is reinforced by "backup withholding" rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or if the recipient has been notified by the IRS that he has failed to report interest or dividends on his returns. The information reporting and backup withholding rules do not apply to payments to corporations.

        Payments of interest or dividends to individual U.S. Holders of notes or common stock generally will be subject to information reporting, and generally will be subject to backup withholding unless the U.S. Holder provides us or our paying agent with a correct taxpayer identification number.

        Payments made to U.S. Holders by a broker upon a sale of notes or common stock generally will be subject to information reporting and backup withholding. If, however, the sale is made through a foreign office of a U.S. broker, the sale will be subject to information reporting but not backup withholding. If the sale is made through a foreign office of a foreign broker, the sale generally will not be subject to either information reporting or backup withholding. This exception may not apply, however, if the foreign broker is owned or controlled by U.S. persons, or is engaged in a U.S. trade or business.

        Any amounts withheld from a payment to a U.S. Holder of notes or common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the U.S. Holder.

Special Tax Rules Applicable to Non-U.S. Holders

        This subsection describes the tax consequences to a Non-U.S. Holder. You are a Non-U.S. Holder if you are the beneficial owner of a note and are, for U.S. federal income tax purposes:

  •
  a nonresident alien individual,

  •
  a foreign corporation,

  •
  a foreign partnership, or

  •
  an estate or trust that in either case is not subject to U.S. federal income tax on a net income basis on income or gain from a note.

        If you are a U.S. Holder, this subsection does not apply to you.

        In general, subject to the discussion below concerning backup withholding:

          (a)   Payments of principal or interest on the notes by us or our paying agent to a beneficial owner of a note that is a Non-U.S. Holder will not be subject to U.S. federal income tax or U.S. withholding tax, provided that, in the case of interest, (i) such Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of Section 871(h)(3) of the Internal Revenue Code, (ii) such Non-U.S. Holder is not a "controlled foreign corporation" within the meaning of Section 957(a) of the Internal Revenue Code with respect to which we are a "related person" within the meaning of Section 864(d)(4) of the Internal Revenue Code, and (iii) the certification requirements under Section 871(h) or Section 881(c) of the Internal Revenue Code and Treasury Regulations thereunder (discussed below) are satisfied;

          (b)   A Non-U.S. Holder of a note or common stock will not be subject to U.S. federal income tax on gains realized on the sale, exchange or other disposition of such note or common stock unless (i) such Non-U.S. Holder is an individual who holds the common stock as a capital asset and is present in the U.S. for 183 days or more in the taxable year of sale, exchange or other disposition, and certain conditions are met, (ii) such gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the U.S. and, if certain U.S. income tax treaties apply, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder, (iii) the Non-U.S. Holder is subject to Internal Revenue Code provisions applicable to certain U.S. expatriates, or (iv) in the case of common stock held by a person who holds more than 5% of such stock, we are or have been, at any time within the shorter of the five-year period preceding such sale or other disposition or the period such Non-U.S. Holder held the common stock, a U.S. real property holding corporation (USRPHC) within the meaning of Section 897(c)(2) of the Internal Revenue Code for U.S. federal income tax purposes. We do not believe that we are currently a USRPHC or that we will become one in the future; and

          (c)   Interest on the notes not excluded from U.S. federal income tax or U.S. withholding tax as described in (a) above and dividends on common stock after conversion generally will be subject to U.S. withholding tax at a 30% rate, except where an applicable U.S. income tax treaty provides for the reduction or elimination of such withholding tax.

        Even if a Non-U.S. Holder is eligible for a lower treaty rate, we and other payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to the Non-U.S. Holder, unless the Non-U.S. Holder has furnished to us or another payor:

  •
  a valid IRS Form W-8BEN or an acceptable substitute form upon which the Non-U.S. Holder certifies, under penalties of perjury, its status as a non-U.S. person and its entitlement to the lower treaty rate with respect to such payments, or

  •
  in the case of payments made outside the U.S. to an offshore account (generally, an account maintained by such Non-U.S. Holder at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing the Non-U.S. Holder's entitlement to the lower treaty rate in accordance with U.S. Treasury regulations.

        If a Non-U.S. Holder is eligible for a reduced rate of U.S. withholding tax under a tax treaty, such Non-U.S. Holder may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the U.S. Internal Revenue Service.

        To satisfy the certification requirements referred to in (a)(iv) above, Sections 871(h) and 881(c) of the Internal Revenue Code and Treasury Regulations thereunder require that either (i) the beneficial owner of a note certify, under penalties of perjury, to us or our paying agent, as the case may be, that such owner is a Non-U.S. Holder, or (ii) a securities clearing organization, bank or other financial institution that holds customer securities in the ordinary course of its trade or business (each a Financial Institution) and holds the note on behalf of the beneficial owner thereof certify, under penalties of perjury, to us or our paying agent, as the case may be, that such certificate has been received from the beneficial owner and furnish the payor with a copy thereof. Such requirement will be fulfilled if the beneficial owner of a note certifies on IRS Form W-8 BEN, under penalties of perjury, that it is a Non-U.S. Holder or any Financial Institution holding the note on behalf of the beneficial owner files a statement with the withholding agent to the effect that it has received such a statement from the beneficial owner (and furnishes the withholding agent with a copy thereof).

        If a Non-U.S. Holder of a note or common stock is engaged in a trade or business in the U.S. and if interest on the note, dividends on the common stock, or gain realized on the sale, exchange or other disposition of the note or common stock is effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder in the U.S.), the Non-U.S. Holder, although exempt from U.S. withholding tax (provided that the certification requirements discussed in the next sentence are met), will generally be subject to U.S. federal income tax on such interest, dividends or gain on a net income basis in the same manner as if it were a U.S. Holder. In lieu of the certificate described above, such a Non-U.S. Holder will be required, under currently effective Treasury Regulations, to provide us with a properly executed IRS Form W-8ECI in order to claim an exemption from U.S. tax withholding. In addition, if such Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable U.S. income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year.

United States Federal Estate Tax

        A note held by an individual who at the time of death is not a citizen or resident of the U.S. (as specially defined for U.S. federal estate tax purposes) will not be subject to U.S. federal estate tax if the individual did not actually or constructively own 10% or more of the total combined voting power of all classes of our stock and, at the time of the individual's death, payments with respect to such note would not have been effectively connected with the conduct by such individual of a trade or business in the U.S. Common stock held by an individual who at the time of death is not a citizen or resident of the U.S. (as specially defined for U.S. federal estate tax purposes) will be included in such individual's estate for U.S. federal estate tax purposes, unless an applicable U.S. estate tax treaty otherwise applies.

        Non-U.S. Holders should consult with their tax advisors regarding U.S. and foreign tax consequences with respect to the notes and common stock.

Backup Withholding and Information Reporting

        In the case of payments of interest on a note to a Non-U.S. Holder, backup withholding and information reporting will not apply to payments with respect to which either requisite certification has been received or an exemption has otherwise been established (provided that neither we nor a paying agent has actual knowledge or reason to know that the holder is a U.S. Holder or that the conditions of any other exemption are not in fact satisfied). However, we and other payors are required to report payments of interest on such Non-U.S. Holders' notes on Internal Revenue Service Form 1042-S even if the payments are not otherwise subject to information reporting requirements.

        Dividends on the common stock paid to Non-U.S. Holders that are subject to U.S. withholding tax, as described above, generally will be exempt from U.S. backup withholding tax but will be subject to certain information reporting requirements.

        Payments of the proceeds of the sale of a note or common stock to or through a foreign office of a U.S. Holder or a foreign office of a broker that is a U.S. related person (either a "controlled foreign corporation" or a foreign person, 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment was effectively connected with the conduct of a trade or business within the U.S.), or a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons who in the aggregate hold more than 50% of the income or capital interests in the partnership, or such foreign partnership is engaged in a U.S. trade or business, are subject to certain information reporting requirements, unless the payee is an exempt recipient or such broker has evidence in its records that the payee is a Non-U.S. Holder and no actual knowledge or reason to know that such evidence is false and certain other conditions are met. Such payments are not currently subject to backup withholding.

        Payments of the proceeds of a sale of a note or common stock to or through the U.S. office of a broker will be subject to information reporting and backup withholding unless the payee certifies under penalties of perjury as to his or her status as a Non-U.S. Holder and satisfies certain other qualifications (and no agent of the broker who is responsible for receiving or reviewing such statement has actual knowledge or reason to know that it is incorrect) and provides his or her name and address or the payee otherwise establishes an exemption.

        If an investor fails to establish an exemption and the broker does not possess adequate documentation of the investor's status as a non-U.S. person, the payments may be subject to information reporting and backup withholding. However, backup withholding will not apply with respect to payments made to an offshore account maintained by an investor unless the broker has actual knowledge that the investor is a U.S. person.

        Payments of the proceeds of the sale of a note or common stock to or through a foreign office of a broker will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker will be subject to information reporting and backup withholding if the proceeds are transferred to an account maintained by the investor in the U.S., the payment of proceeds or the confirmation of the sale is mailed to the investor at a U.S. address, or the sale has some other specified connection with the U.S. as provided in U.S. Treasury regulations, unless the broker does not have actual knowledge or reason to know that the investor is a U.S. person and the documentation requirements described above (relating to a sale of notes effected at a U.S. office of a broker) are met or the investor otherwise establishes an exemption.

        Any amounts withheld under the backup withholding rules from a payment to a holder of a note or common stock will be allowed as a refund or credit against such holder's U.S. federal income tax provided that the required information is furnished to the IRS in a timely manner.

        We urge noteholders and holders of common stock to consult with their tax advisor regarding the application of the backup withholding rules to their particular situation, the availability of an exemption therefrom and the procedure for obtaining such an exemption, if available.

        The preceding discussion of certain U.S. federal income tax consequences is for general information only. It is not tax advice. We urge each prospective investor to consult its own tax advisor regarding the particular U.S. federal, state, local, and foreign tax consequences of purchasing, holding, and disposing of our notes or common stock, including the consequences of any proposed change in applicable laws.

SELLING SECURITYHOLDERS

        We originally issued and sold the notes to the initial purchaser in transactions exempt from the registration requirements of the Securities Act, and the initial purchaser immediately resold the notes to persons they reasonably believed to be qualified institutional buyers. Selling holders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the notes and common stock into which the notes are convertible.

        The following table sets forth information with respect to the selling holders and the principal amounts of notes beneficially owned by each selling holder that may be offered under this prospectus. The information is based on information provided by or on behalf of the selling holders. The selling holders may offer all, some or none of the notes or common stock into which the notes are convertible. Because the selling holders may offer all or some portion of the notes or the common stock, no estimate can be given as to the amount of the notes or the common stock that will be held by the selling holders upon termination of any sales: the table below assumes that all selling holders will sell all of their notes or common stock, unless otherwise indicated. In addition, the selling holders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes or common stock since the date on which they provided the information regarding their notes and common stock in transactions exempt from the registration requirements of the Securities Act. No offer or sale under this prospectus may be made by a security holder unless that security holder is listed in the table below.

Name	Principal Amount of Notes Beneficially Owned and Offered(1)	Common Stock Beneficially Owned(2)		Common Stock Offered	Principal Amount of Notes Owned After Completion of Offering	Common Stock Beneficially Owned After Completion of the Offering
AIG/National Union Fire Insurance	$325,000	6,914		6,914	0	0
Akela Capital Master Fund, Ltd.	$5,000,000	106,382		106,382	0	0
Alexandra Global Investment Fund 1, LTD	$5,000,000	106,382		106,382	0	0
Alexian Brothers Medical Center	$115,000	2,446		2,446	0	0
Allstate Insurance Company	$1,600,000	239,942	(4)	34,042	0	205,900
Aloha Airlines Non-Pilots Pension Trust	$80,000	1,702		1,702	0	0
Aloha Pilots Retirement Trust	$40,000	851		851	0	0
Alpha US Sub Fund VIII LLC	$710,000	15,106		15,106	0	0
Arbitex Master Fund, L.P.	$18,000,000	382,978		382,978	0	0
Arkansas Teachers Retirement	$1,495,000	31,808		31,808	0	0
Arpeggio Fund	$1,700,000	36,170		36,170	0	0
Associated Electric & Gas Insurance Services Limited	$350,000	7,446		7,446	0	0
ATSF—Transamerica Convertible Securities	$2,500,000	53,191		53,191	0	0
Attorney's Title Insurance Fund	$90,000	1,914		1,914	0	0
B.C. McCabe Foundation	$200,000	4,255		4,255	0	0
Bancroft Convertible Fund, Inc.	$1,000,000	21,276		21,276	0	0
Bank Austria Cayman Islands, LTD	$3,200,000	68,085		68,085	0	0
Baptist Health Systems of South Florida	$285,000	6,063		6,063	0	0
Boilermakers Blacksmith Pension Trust	$950,000	20,212		20,212	0	0
BTES—Convertible ARB	$500,000	10,638		10,638	0	0

BTOP Growth vs Value	$2,000,000	42,553		42,553	0	0
C&H Sugar Company Inc.	$100,000	2,127		2,127	0	0
Calamos® Market Neutral Fund—Calamos® Investment Trust	$3,150,000	67,021		67,021	0	0
Canyon Capital Arbitrage Master Fund, LTD.	$2,400,000	51,063		51,063	0	0
Canyon Value Realization Fund (Cayman), LTD.	$4,950,000	105,319		105,319	0	0
Canyon Value Realization Fund, L.P.	$1,600,000	34,042		34,042	0	0
Canyon Value Realization MAC 18, LTD. (RMF)	$550,000	11,702		11,702	0	0
CC Investments, LDC	$1,500,000	31,914		31,914	0	0
Chrysler Corporation Master Retirement Trust	$620,000	13,191		13,191	0	0
Citisam Ltd.	$200,000	4,255		4,255	0	0
Clinton Convertible Managed Trading Account/Limited	$1,595,000	33,936		33,936	0	0
Clinton Multistrategy Master Fund, Ltd.	$13,355,000	284,148		284,148	0	0
Clinton Riverside Convertible Portfolio Limited	$13,550,000	288,297		288,297	0	0
Context Arbitrage Fund, L.P.	$650,000	13,829		13,829	0	0
CSV Limited	$400,000	8,510		8,510	0	0
DBAG London	$15,662,000	333,234		333,234	0	0
D.E. Shaw Investment Group, L.P.	$2,100,000	89,463	(3)	44,680	0	44,783
D.E. Shaw Valence Portolios, L.P.	$8,400,000	357,857	(3)	178,723	0	179,134
Delaware PERS	$1,075,000	22,872		22,872	0	0
Delta Air Lines Master Trust-CV	$245,000	5,212		5,212	0	0
Delta Pilots Disability & Survivorship Trust-CV	$110,000	2,340		2,340	0	0
Deutsche Bank Securities Inc.	$5,300,000	112,765		112,765	0	0
Drury University	$15,000	319		319	0	0
Ellsworth Convertible Growth and Income Fund, Inc.	$1,000,000	21,276		21,276	0	0
Engineers Joint Pension Fund	$145,000	3,085		3,085	0	0
Evergreen Equity Income Fund	$2,000,000	42,553		42,553	0	0
Evergreen Growth & Income Fund	$623,000	13,255		13,255	0	0
Evergreen US Growth & Income Fund	$17,000	361		361	0	0
Evergreen Variable Annuity Growth & Income Fund	$60,000	1,276		1,276	0	0
Family Service Life Insurance Co.	$125,000	2,659		2,659	0	0
Fidelity Financial Trust: Fidelity Convertible Securities Fund	$8,500,000	180,851		180,851	0	0
FIST Convertible Securities Fund	$6,000,000	127,659		127,659	0	0
Fore Convertible Masterfund Ltd.	$8,000,000	170,212		170,212	0	0
Froley Revy Convertible Security Fund	$120,000	2,553		2,553	0	0
Goldman Sachs & Co.	$2,350,050	50,001		50,001	0	0

Grace Convertible Arbitrage Fund, LTD.	$6,500,000	209,543	(3)	138,297	0	71,246
Guardian Life Insurance Co.	$6,000,000	127,659		127,659	0	0
Guardian Pension Trust	$575,000	12,234		12,234	0	0
Guggenheim Portfolio Co. XV, LLC	$600,000	12,765		12,765	0	0
Hawaiian Airlines Employees Pension Plan IAM	$30,000	638		638	0	0
Hawaiian Airlines Pension Plan for Salaried Employees	$5,000	106		106	0	0
Hawaiian Airlines Pilots Retirement Plan	$70,000	1,489		1,489	0	0
Highbridge International LLC	$33,000,000	702,127		702,127	0	0
Hillbloom Foundation	$35,000	744		744	0	0
ICI American Holdings Trust	$250,000	5,319		5,319	0	0
IDEX—Transamerica Convertible Securities Fund	$500,000	10,638		10,638	0	0
IMF Convertible Fund	$200,000	4,255		4,255	0	0
Innovest Finanzdienstle	$1,270,000	27,021		27,021	0	0
Investcorp—SAM Fund Ltd.	$900,000	19,148		19,148	0	0
Jersey (IMA) Ltd.	$6,325,000	134,574		134,574	0	0
KBC Financial Products (Cayman Islands) Limited	$10,500,000	223,404		223,404	0	0
KBC Financial Products USA Inc.	$1,250,000	48,986	(3)	26,595	0	22,391
Keyspan Foundation	$50,000	1,063		1,063	0	0
Lehman Brothers Inc.	$10,300,000	219,148		219,148	0	0
Libertyview Funds L.P.	$7,625,000	162,234		162,234	0	0
Man Convertible Bond Master Fund, Ltd.	$9,162,000	194,936		194,936	0	0
McMahan Securities Co. L.P.	$1,000,000	21,276		21,276	0	0
Microsoft Corporation	$305,000	6,489		6,489	0	0
MLQA Convertible Securities Arbitrage, LTD	$2,500,000	53,191		53,191	0	0
Morgan Stanley Dean Witter Convertible Securities Trust	$1,500,000	31,914		31,914	0	0
Motion Picture Industry Health Plan—Active Member Fund	$50,000	1,063		1,063	0	0
Motion Picture Industry Health Plan—Retiree Member Fund	$30,000	638		638	0	0
NACM Convertible Fund	$375,000	7,978		7,978	0	0
National Fuel Gas Company Retirement Plan	$150,000	3,191		3,191	0	0
Nicholas Applegate Convertible & Income Fund	$130,000	2,765		2,765	0	0
OCM Convertible Trust	$560,000	11,914		11,914	0	0
Oxford, Lord, Abbett & Co.	$1,900,000	40,425		40,425	0	0
Partner Reinsurance Company Ltd.	$100,000	2,127		2,127	0	0
Physicians Life	$80,000	1,702		1,702	0	0
Privelege Portfolio SICAV	$1,200,000	25,531		25,531	0	0

Prudential Insurance Co of America	$65,000	1,382		1,382	0	0
Quest Global Convertible Master Fund, Ltd.	$500,000	10,638		10,638	0	0
Qwest Occupational Health Trust	$65,000	1,382		1,382	0	0
Radcliff SPC, Ltd. For and on behalf of the Class A Convertible Crossover Segregated Portfolio	$250,000	336,067	(3)	5,319	0	330,748
Ramius Capital Group	$750,000	15,957		15,957	0	0
Ramius LP	$150,000	3,191		3,191	0	0
Ramius Partners II, LP	$200,000	4,255		4,255	0	0
RCG Baldwin, LP	$500,000	10,638		10,638	0	0
RCG Halifax Master Fund, LTD	$1,000,000	21,276		21,276	0	0
RCG Latitude Master Fund, LTD	$4,200,000	89,361		89,361	0	0
RCG Multi Strategy A/C, LP	$4,200,000	89,361		89,361	0	0
RCG Multi Strategy Master Fund, LTD	$400,000	8,510		8,510	0	0
Rhapsody Fund, L.P.	$2,000,000	42,553		42,553	0	0
S.A.C. Capital Associates, LLC	$1,000,000	171,276	(4)	21,276	0	150,000
San Diego City Retirement	$315,000	6,702		6,702	0	0
San Diego County Convertible	$690,000	14,680		14,680	0	0
Southern Farm Bureau Life Insurance	$575,000	12,234		12,234	0	0
St. Thomas Trading Ltd.	$19,838,000	422,085		422,085	0	0
State Employees' Retirement Fund of the State of Delaware	$230,000	4,893		4,893	0	0
State of Oregon—Equity	$3,400,000	72,340		72,340	0	0
State of Oregon—SAIF Corporation	$2,425,000	51,595		51,595	0	0
Sunrise Partners Limited Partnership	$500,000	30,994	(3)	10,638	0	20,356
Syngenta AG	$175,000	3,723		3,723	0	0
TD Securities (USA) Inc.	$19,200,000	408,510		408,510	0	0
Total Fina Elf Finance U.S.A. Inc.	$250,000	5,319		5,319	0	0
TQA Master Fund, LTD.	$5,000,000	106,382		106,382	0	0
Transamerica Accidental Life Co.	$1,500,000	31,914		31,914	0	0
UBS AG London Branch	$9,375,000	199,468		199,468	0	0
UBS O'Connor LLC F/B/O O'Connor Global Convertible Arbitrage Master Ltd.	$750,000	15,957		15,957	0	0
UFJ Investments Asia Limited	$1,500,000	31,914		31,914	0	0
US Bank FBO Benedictine Health Systems	$125,000	2,659		2,659	0	0
Vanguard Convertible Securities Fund, Inc.	$1,610,000	34,255		34,255	0	0
Wachovia Bank National Association	$19,400,000	412,765		412,765	0	0
Wachovia Securities	$4,000,000	85,106		85,106	0	0
Wake Forest University	$215,000	4,574		4,574	0	0

Wilmington Trust Co. as owner and TTEE for the Forestal Funding Master Trust	$28,500,000	606,382	606,382	0	0
Writers Guild Convertible	$130,000	2,765	2,765	0	0
Wyoming State Treasurer	$370,000	7,872	7,872	0	0
Xavex Convertible Arbitrage #5	$200,000	4,255	4,255	0	0
Zeneca Holdings Trust	$275,000	5,851	5,851	0	0

(1)
The total principal amount of notes and shares of common stock issuable upon conversion of notes listed in the table may be more than $345,000,000 and 7,340,425 shares, respectively, because certain of the selling securityholders may have sold, transferred or otherwise disposed of all or a portion of their notes in transactions exempt from the registration requirements of the Securities Act since the date on which they provided information regarding their notes for inclusion in this table. The maximum principal amount of notes and number of shares of common stock issuable upon conversion of the notes that may be sold under this prospectus will not exceed $345,000,000 and 7,340,425 shares, respectively.

(2)
Unless otherwise noted, represents shares of common stock issuable upon conversion of notes.

(3)
Includes shares of common stock issuable upon the conversion of our 5% convertible subordinated notes.

(4)
Includes shares of common stock held.

        With the exception of Goldman, Sachs & Co. and Morgan Stanley Dean Witter, none of the selling holders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years. Goldman, Sachs & Co. was the initial purchaser of the notes described in this prospectus. Morgan Stanley Dean Witter was an initial purchaser of our 5% convertible subordinated notes. The selling holders purchased the notes in private transactions on or after December 13, 2002. All of the notes were "restricted securities" under the Securities Act prior to this registration.

        Information concerning the selling holders may change from time to time and any changed information will be set forth in supplements to this prospectus and/or amendments to the registration statement of which this prospectus is a part, if and when necessary. We will file post-effective amendments to the registration statement to include additional selling security holders, and we expect to disclose substitutions of selling securityholders by prospectus supplement. In addition, the conversion rate and therefore, the number of shares of common stock issuable upon conversion of the notes, is subject to adjustment under certain circumstances. Accordingly, the aggregate principal amount of notes and the number of shares of common stock into which the notes are convertible may increase or decrease.

PLAN OF DISTRIBUTION

        The selling holders and their successors, including their transferees, pledgees or donees or their successors, may sell the notes and the common stock into which the notes are convertible directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling holders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

        The notes and the common stock into which the notes are convertible may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

  •
  on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the notes or the common stock may be listed or quoted at the time of sale;

  •
  in the over-the-counter market;

  •
  in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

  •
  through the writing of options, whether the options are listed on an options exchange or otherwise; or

  •
  through the settlement of short sales.

        In connection with the sale of the notes and the common stock into which the notes are convertible or otherwise, the selling holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the notes or the common stock into which the notes are convertible in the course of hedging the positions they assume. The selling holders may also sell the notes or the common stock into which the notes are convertible short and deliver these securities to close out their short positions, or loan or pledge the notes or the common stock into which the notes are convertible to broker-dealers that in turn may sell these securities.

        The aggregate proceeds to the selling holders from the sale of the notes or common stock into which the notes are convertible offered by them will be the purchase price of the notes or common stock less discounts and commissions, if any. Each of the selling holders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of notes or common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

        Our outstanding common stock is listed for trading on the Nasdaq National Market. We do not intend to list the notes for trading on any national securities exchange or on the Nasdaq National Market and can give no assurance about the development of any trading market for the notes.

        In order to comply with the securities laws of some states, if applicable, the notes and common stock into which the notes are convertible may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the notes and common stock into which the notes are convertible may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

        The selling holders and any underwriters, broker-dealers or agents that participate in the sale of the notes and common stock into which the notes are convertible may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling holders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling holders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act, and the rules thereunder relating to stock manipulation, particularly Regulation M.

        In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. A selling holder may transfer, devise or gift these securities by other means not described in this prospectus.

        To the extent required, the specific notes or common stock to be sold, the names of the selling holders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

        We entered into a registration rights agreement for the benefit of holders of the notes to register their notes and common stock under applicable federal and state securities laws under specific circumstances and at specific times. The registration rights agreement provides for cross-indemnification of the selling holders and us and their and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the notes and the common stock, including liabilities under the Securities Act. We will pay all costs and expenses associated with the registration of the notes and the common stock. These expenses include the SEC's filing fees and fees under state securities or "blue sky" laws. The selling stockholders will pay all underwriting discounts, commissions, transfer taxes and certain other expenses associated with any sale of the notes and the common stock by them.

LEGAL MATTERS

        Cooley Godward LLP, Palo Alto, California, will pass upon legal matters for us regarding the validity of the notes and the shares of common stock issuable upon conversion of the notes. As of the date of this prospectus, certain Cooley Godward LLP attorneys own in the aggregate approximately 7,828 shares of our common stock.

EXPERTS

        The consolidated financial statements and schedules of Gilead Sciences, Inc. appearing in Gilead Sciences, Inc.'s Annual Report (Form 10-K/A) for the year ended December 31, 2002 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. As to the year ended December 31, 2000, their report is based in part on the report of other independent accountants. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

        The financial statements of Triangle Pharmaceuticals, Inc. incorporated in this Prospectus by reference to Gilead Sciences, Inc.'s Current Report on Form 8-K, filed on January 29, 2003 and amended by Form 8-K/A filed on March 13, 2003 and by Form 8-K/A filed on May 8, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

        The financial statements of Proligo L.L.C. for the year ended December 31, 2000 incorporated in this Prospectus by reference to the Annual Report on Form 10-K of Gilead Sciences, Inc. for the year ended December 31, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the distribution of the notes and common stock being registered. All amounts are estimated, except the SEC Registration Fee, the NASD Filing Fee and the Nasdaq National Market Filing Fee:

SEC Registration Fee	$27,910
Nasdaq National Market Filing Fee	$17,500
Accounting Fees	$25,000
Legal Fees and Expenses	$80,000
Printing and Engraving	$10,000
Miscellaneous	$5,000
Total	$165,410

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

        The Registrant's Restated Certificate of Incorporation provides that directors of the registrant shall not be personally liable to the registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, to the fullest extent permitted by the General Corporation Law of the State of Delaware. The registrant's Restated Bylaws provide for indemnification of officers and directors to the full extent and in the manner permitted by Delaware law. Section 145 of the Delaware General Corporation Law makes provision for such indemnification in terms sufficiently broad to cover officers and directors under certain circumstances for liabilities arising under the Securities Act.

        The Registrant has entered into indemnification agreements with substantially all of its officers and directors which provide indemnification under certain circumstances for acts and omissions which may not be covered by any directors' and officers' liability insurance.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)
Exhibits.

4.1	(1)	Indenture dated as of December 18, 2002 between the Registrant and J.P. Morgan Trust Company, National Association, including therein the forms of the notes.
4.2	(1)	Registration Rights Agreement dated as of December 18, 2002 between the Registrant and Goldman, Sachs & Co.
5.1*		Opinion of Cooley Godward LLP.
12.1		Computation of Ratio of Earnings to Fixed Charges.
23.1		Consent of Ernst & Young LLP, Independent Auditors.
23.2*		Consent of Cooley Godward LLP (included in Exhibit 5.1).
23.3		Consent of PricewaterhouseCoopers LLP, Independent Accountants.
23.4		Consent of PricewaterhouseCoopers LLP, Independent Accountants.
24.1*		Power of Attorney.
25.1*		Form T-1. Statement of Eligibility under the Trust Indenture Act of J.P. Morgan Trust Company, National Association.

(1)
Filed as an exhibit to the registrant's Annual Report on Form 10-K for the year ended December 31, 2002 and incorporated herein by reference.

*
Previously filed.

(b)
Financial Statement Schedules

        Consolidated Schedules are omitted because they are not applicable, or because the information is included in the Schedule, Financial Statements or the Notes thereto, which are incorporated by reference from the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2002.

ITEM 17. UNDERTAKINGS.

        The undersigned Registrant hereby undertakes:

          (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement

              (i)  To include any prospectus required by Section 10(a)(3) of the Securities Act;

             (ii)  To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

            (iii)  To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Company pursuant to Section 13 or Section 15(d) of the Exchange Act, that are incorporated by reference in this Registration Statement.

          (2)   That, for the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

          (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the indemnification provisions described herein, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under Subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Trust Indenture Act.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this post-effective amendment no. 2 to registration statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Foster City, State of California, on December 22, 2003.

GILEAD SCIENCES, INC.
By:	/s/ JOHN F. MILLIGAN John F. Milligan Executive Vice President and Chief Financial Officer

        Pursuant to the requirements of the Securities Act of 1933, this post-effective amendment to registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ JOHN C. MARTIN John C. Martin	President, Chief Executive Officer and Director (Principal Executive Officer)	December 22, 2003
/s/ JOHN F. MILLIGAN John F. Milligan	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	December 22, 2003
* Paul Berg	Director	December 22, 2003
* Etienne F. Davignon	Director	December 22, 2003
* James M. Denny	Chairman of the Board	December 22, 2003
* Gordon E. Moore	Director	December 22, 2003
* George P. Shultz	Director	December 22, 2003
* Gayle Edlund Wilson	Director	December 22, 2003
* Cordell W. Hull	Director	December 22, 2003
*By:
/s/ JOHN C. MARTIN John C. Martin As Attorney-In-Fact

EXHIBIT INDEX

4.1	(1)	Indenture dated as of December 18, 2002 between the Registrant and J.P. Morgan Trust Company, National Association, including therein the form of the notes.
4.2	(1)	Registration Rights Agreement dated as of December 18, 2002 between the Registrant and Goldman, Sachs & Co.
5.1	*	Opinion of Cooley Godward LLP.
12.1		Computation of Ratio of Earnings to Fixed Charges.
23.1		Consent of Ernst & Young LLP, Independent Auditors.
23.2	*	Consent of Cooley Godward LLP (included in Exhibit 5.1).
23.3		Consent of PricewaterhouseCoopers LLP, Independent Accountants.
23.4		Consent of PricewaterhouseCoopers LLP, Independent Accountants.
24.1	*	Power of Attorney.
25.1	*	Form T-1. Statement of Eligibility under the Trust Indenture Act of J.P. Morgan Trust Company, National Association.

(1)
Filed as an exhibit to the registrant's Annual Report on Form 10-K for the period ended December 31, 2002 and incorporated herein by reference.

*
Previously filed.

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TABLE OF CONTENTS
SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
RATIO OF EARNINGS TO FIXED CHARGES
USE OF PROCEEDS
WHERE YOU CAN FIND MORE INFORMATION
DESCRIPTION OF THE NOTES
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
SELLING SECURITYHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX